EXHIBIT 2.1

_________________________________________________________________

ASSET PURCHASE AGREEMENT

by and among

G&R FELPAUSCH COMPANY

HASTINGS CATALOG SALES, INC.

FELPAUSCH FOOD CENTERS, LLC

FELPAUSCH KALAMAZOO, LLC

and

FAMILY FARE, LLC

MSFC, LLC

PREVO'S FAMILY MARKETS, INC.

SPARTAN STORES FUEL, LLC

Dated as of March 19, 2007

_________________________________________________________________

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5.4	Further Assurances	31
5.5	Exclusivity; No Solicitation of Transactions	31
5.6	Further Transfers; Transition Assistance	32
5.7	Confidentiality	32
5.8	Sales and Transfer Taxes	32
5.9	Non-Competition	32
5.10	Coupons and Gift Certificates	34
5.11	Press Release	35
5.12	Condemnation; Damage to Property	35
5.13	Defects	36
5.14	Use of Seller Trademark	37
5.15	Reviewed Financial Statements	37
5.16	Confidentiality Agreements	37
5.17	Schedules & Exhibits	37
5.18	Employees	37
5.19	Pharmacy Licenses	37
5.20	HIPAA Compliance	38
5.21	Fuel Stations - Felpausch-Kelly, LLC	38
5.22	Register Cash	38
5.23	Post Closing Use of FC Support Office	38
5.24	Williamston Store Agreement	39
5.25	Shareholder Communications; Meeting	39

ARTICLE VI - TERMINATION		39
6.1	Events of Termination	39
6.2	Termination Fee	41

ARTICLE VII - INDEMNIFICATION		41
7.1	Survival of Representations and Warranties	41
7.2	General Indemnification	42

ARTICLE VIII - CERTAIN DEFINITIONS		46

ARTICLE IX - MISCELLANEOUS		53
9.1	Amendment and Waiver	53
9.2	Tax Matters	54
9.3	Notices	55
9.4	Assignment	56
9.5	Severability	56
9.6	Interpretation	56
9.7	Entire Agreement	57
9.8	Counterparts	57
9.9	Governing Law	57
9.10	No Strict Construction	57
9.11	Specific Performance	57
9.12	No Third-Party Beneficiaries	57
9.13	Schedules	58
9.14	Expenses	58
9.15	Indemnity Account	58

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Schedules
Schedule 1.1(a)(iii) - Proprietary Rights Schedule
Schedule 1.1(a)(iv) - Assumed Contracts Schedule
Schedule 1.1(a)(v) - Vehicle Schedule
Schedule 1.1(a)(x) - Permits Schedule
Schedule 1.1(b) - Excluded Assets Schedule
Schedule 1.3(b) - Merchandise Value Schedule
Schedule 2.1(e) - Third-party Approvals Schedule
Schedule 2.1(f) - Government Approvals Schedule
Schedule 2.1(q) - Non-Competition Agreement Parties Schedule
Schedule 3.2 - Restrictions Schedule
Schedule 3.4 - Financial Statements GAAP Exceptions
Schedule 3.5 - Books and Records Schedule
Schedule 3.7 - Developments Schedule
Schedule 3.8(a) - Leased Real Property Schedule
Schedule 3.8(b) - Leased Exceptions Schedule
Schedule 3.8(c) - Subleased Real Property Schedule
Schedule 3.8(e) - Leasehold Improvements Schedule
Schedule 3.11 - Contracts Schedule
Schedule 3.12 - Proprietary Rights Schedule
Schedule 3.13 - Litigation Schedule
Schedule 3.14 - Brokerage
Schedule 3.15 - Employee Disclosure Schedule
Schedule 3.16 - Employee Benefits Schedule
Schedule 3.17 - Compliance Schedule
Schedule 3.17(b) - Permits Schedule
Schedule 3.18 - Environmental Schedule
Schedule 5.1 - Conduct of Business Schedule
Schedule 5.14 - Use of Seller Trademark Schedule
Schedule 5.21 - Felpausch-Kelly Contracts Schedule
Schedule 5.26 - Required Shareholders (Voting Agreements) Schedule

Exhibits
Exhibit A	Process and Procedures (Taking Inventory)
Exhibit B-1	Assignment and Assumption Agreement (Lease)
Exhibit B-2	Assignment and Assumption Agreement (Sublease)
Exhibit B-3	Assumption Agreement (General)
Exhibit C	Transition Services Agreement
Exhibit D	Estoppel Certificate (Landlord/Seller)
Exhibit E	Estoppel Certificate (Subtenant)
Exhibit F	Opinion of Counsel
Exhibit G	Non-Competition Agreement
Exhibit H	Shareholder Voting Agreement
Exhibit I	Account Control Agreement

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ASSET PURCHASE AGREEMENT

                    THIS IS AN ASSET PURCHASE AGREEMENT (this "Agreement") made as of March 19, 2007 (the "Signing Date"), by and among (i) G&R Felpausch Company, a Michigan corporation ("FC"); (ii) Felpausch Food Centers, LLC, a Michigan limited liability company ("FLLC"); (iii) Hastings Catalog Sales, Inc., a Michigan corporation ("HCSI"), (iv) Felpausch Kalamazoo, LLC, a Michigan limited liability company ("FK"); (v) Family Fare, LLC, a Michigan limited liability company ("Family Fare"); (vi) Prevo's Family Markets, Inc., a Michigan corporation ("Prevo's"); (vii) MSFC, LLC, a Michigan limited liability company ("MSFC"); and (viii) Spartan Stores Fuel, LLC, a Michigan limited liability company ("Spartan Fuel"). FC, FLLC, FK and HCSI, individually or collectively (as the context requires), are referred to herein as "Seller." Family Fare, Prevo's, MSFC, and Spartan Fuel individually or collectively (as the context requires) are referred to herein as "Purchaser." Seller and Purchaser are sometimes individually referred to in this Agreement as a "Party" and collectively as the "Parties." Definitions for certain capitalized terms may be found in Article VIII.

ARTICLE I
PURCHASE AND SALE OF PURCHASED ASSETS

          1.1          Basic Transaction.

          (a)          Purchased Assets. On the terms and subject to the conditions set forth in this Agreement, Purchaser shall purchase from Seller, and Seller shall sell, convey, assign, transfer and deliver to Purchaser on the Closing Date, all of Seller's right, title and interest in and to the business, assets, properties, rights, titles and interests of every kind and nature owned, licensed or leased by Seller as of the Closing Date (except for the Excluded Assets), which are used or located at the Leased Real Property (Leased Real Property is collectively referred to as the "Premises" and individually referred to as an "Individual Premises"), whether tangible or intangible, real or personal and by whomever possessed (collectively, the "Purchased Assets"), free and clear of all Liens (other than Permitted Liens), including, but not limited to, the following:

          (i)          all inventory of foods, beverages other products sold in the Premises, all pharmaceutical inventory, including, Controlled Substances and compounding supplies, packaging and other supplies, and all goods, wares and merchandise located in the Premises on the Closing Date, including warehoused and consignment inventory and inventory on order for or in transit to or from the Premises (collectively, the "Merchandise"); except that "Merchandise" shall not include Non-Acquired Merchandise;

          (ii)          all customer prescription files, patient history and prescription records, including all refill status reports and records of insurance coverage, all hard copy prescriptions and all electronic data Seller maintained in any format, with respect to all pharmacy customers at each of the Pharmacies, utilized and/or generated by Seller in the course of operating such Pharmacies ("Pharmacy Records"). Subject to Legal Requirements, Seller additionally agrees to make the Pharmacy Records and related information available to Purchaser for a period of six (6) months after the Closing Date if Purchaser is unable to reasonably access it though other means;

          (iii)          all of Seller's interest in the following that are owned by or licensed to Seller and used in connection with the operations at the Premises: (1) the Seller trademark, trade name, service mark and trade dress and the www.felpausch.com internet domain name, together with all goodwill associated therewith, and all translations, adaptations, derivations and combinations of the foregoing (and all logos related to the foregoing); (2) Seller copyrights and copyrightable works; (3) all registrations, applications and renewals for any of the foregoing; (4) subject to obtaining required consents, if applicable, Seller trade secrets and other confidential information, including but not limited to the recipe for the Felpausch cookies; (5) subject to obtaining required consents, if applicable, all other Seller intangible properties and rights relating to the Premises; and (6) all tangible embodiments of the foregoing; in each case including the items set forth on the attached Proprietary Rights Schedule (unless indicated otherwise therein) (collectively, the "Proprietary Rights");

          (iv)          all agreements, contracts, or other binding arrangements of Seller identified on the attached Assumed Contracts Schedule (collectively, the "Assumed Contracts"), including the Leases, the Subleases and the leases for the Distribution Center Leased Tractors;

          (v)          all Leasehold Improvements and all owned machinery, equipment, vehicles, trucks, trailers, furniture, testing equipment and office equipment (including the Support Office Equipment), fixtures, trade fixtures, store models and displays, computers (and, subject to obtaining required consents, if applicable, related software), furniture and all other tangible personal property located in the Premises and all such property customarily located or based in the Premises but temporarily located elsewhere (including all vehicles, trucks and trailers listed on the Vehicle Schedule attached hereto);

          (vi)          all warranties, claims, refunds, credits, causes of action, choses in action, rights of recovery and rights of set off of any kind relating to the Purchased Assets;

          (vii)          the right to all telephone numbers associated with the Premises, but not such telephone numbers owned by any subtenants;

          (viii)          all lists, records and other information pertaining to accounts and referral sources; all lists, records and other information pertaining to suppliers and customers; all Individual Premises accounting records (including without limitation item sales histories); profit and loss records for each Individual

Premises; all stock ledger reports and records for each Individual Premises; all drawings, reports, studies and plans, (including all financial, business, sales and marketing plans and information); to the extent legally transferable, all personnel files and records; all environmental reports; and all architectural / engineering and similar plans, drawings and reports in each case whether evidenced in writing, electronic data, computer software or otherwise; provided that, in the event the assets described in this clause (viii) are not held in a form which relates solely to the Premises and the operation of the business thereon, such assets will not be Purchased Assets hereunder but Seller agrees to provide Purchaser with access to and copies of the foregoing assets upon reasonable notice from Purchaser;

          (ix)          all Seller advertising, marketing and promotional rights and materials;

          (x)          to the extent transferable, all permits, licenses, certifications, authorizations, approvals and similar rights from all permitting, licensing, accrediting and certifying agencies relating to the Leased Real Property (including all of the foregoing listed or described on the attached Permits Schedule and including, without limitation, all licenses, certifications, authorizations, approvals and similar rights relating to the Leased Real Property, whether held in escrow or in a similar manner), and the rights to all data and records held by such agencies;

          (xi)          all rights to security deposits previously paid by Seller arising under or in connection with the Assumed Contracts and cash in the amount of the unapplied balance of security deposits previously paid to Seller under or in connection with the Assumed Contracts ("Security Deposits Owed");

          (xii)          the Fuel Station Assets in accordance with Section 5.21; and

          (xiii)          all Seller goodwill and other intangible property.

          (b)          Excluded Assets. Notwithstanding the foregoing, the following properties, assets and rights (the "Excluded Assets") are expressly excluded from the purchase and sale contemplated by this Agreement and are not included in the Purchased Assets:

          (i)          all Non-Acquired Merchandise;

          (ii)          cash and cash equivalents (other than the Register Cash which is added to the Purchase Price in accordance with Section 1.3(c)(i) and Section 5.22, security deposits, and amounts payable to Purchaser hereunder);

          (iii)          accounts and notes receivable;

          (iv)          all of Seller's corporate record books, minute books, accounting records and Tax records, except as provided in Section 1.1(a);

          (v)          any ownership or equity interest of Seller in and to any Persons;

          (vi)          investments;

          (vii)          cash surrender value of life insurance policies;

          (viii)          any and all contract rights arising under agreements, contracts, or other binding arrangements that are not Assumed Contracts;

          (ix)          the Save-A-Lot Stores;

          (x)          the Distribution Center; and

          (xi)          the assets set forth in the Excluded Assets Schedule.

          Seller agrees that all of the Excluded Assets shall be removed at Seller's expense from the Premises (to the extent applicable) not later than the Closing Date.

          1.2          Assumption of Liabilities.

          (a)          Assumed Liabilities. Subject to the conditions set forth in this Agreement, as of the Closing Date, Purchaser shall assume only the following debts, liabilities and obligations of Seller to the extent relating to the Purchased Assets (collectively, the "Assumed Liabilities"): Seller's obligations under the Assumed Contracts first arising after the Closing Date (but only to the extent such Assumed Contracts are assigned to Purchaser, and specifically excluding any liability or obligation relating to or arising out of such Assumed Contracts by Seller as a result of (A) any breach of, default under or event which, with the passage of time, would become a default under, such Assumed Contract occurring on or prior to the Closing Date (whether or not any claim has been brought), (B) any violation of law, breach of warranty, tort or infringement occurring on or prior to the Closing Date (whether or not any claim has been brought); or (C) any charge, complaint, action, suit, proceeding, hearing, investigation, claim or demand for acts or omissions occurring on or prior to the Closing Date).

          (b)          Liabilities Not Assumed. Notwithstanding anything to the contrary in this Agreement, Purchaser shall not assume or in any way become liable for any of Seller's debts, liabilities or obligations of any nature whatsoever (other than the Assumed Liabilities), whether accrued, absolute, contingent or otherwise, whether known or unknown, whether due or to become due, whether related to the Premises or the Purchased Assets and whether disclosed on the Schedules attached hereto, and regardless of when or by whom asserted (collectively referred to herein as the "Excluded Liabilities"), including, without limitation, any and all liabilities or obligations (whether imposed on Purchaser as a successor or otherwise):

          (i)          relating to or arising under or in connection with any "employee benefit plan" (as defined in Section 2(3) of ERISA), the ESOP, or any other benefit plan, program or arrangement of any kind at any time maintained, sponsored or contributed or required to be contributed to by Seller or any ERISA Affiliate, or with respect to which Seller or any ERISA Affiliate has any liability or potential liability, including the responsibility for satisfying the continuation coverage requirements of COBRA for all employees or former employees or other service providers (and any dependents or beneficiaries thereof) of Seller or any ERISA Affiliate who are receiving COBRA continuation coverage as of the Closing Date or who are or become entitled to elect such coverage on account of a qualifying event occurring on or before the Closing;

          (ii)          pertaining to the employment or service with, or termination from employment or service with, Seller or any ERISA Affiliate, of any individual, including but not limited to:

          (A)          any workers' compensation claim or other deferred claim;

          (B)          Reserved.

          (C)          bonus obligations, accrued vacation or other paid time off; and

          (D)          any severance obligations.

          (iii)          arising out of or in connection with deferred maintenance obligations under the Leases, including, without limitation, any liability for failure of Seller to have maintained the Premises and/or Improvements (other than those dealing with normal wear and tear) as required by the terms of the Leases, in whole or in part, prior to the Closing Date; and

          (iv)          arising out of or in connection with any contract or agreement not included among the Assumed Contracts.

          For purposes of this Section 1.2(b), "Seller" shall be deemed to include all Affiliates and Subsidiaries of Seller and any predecessors to Seller and any Person with respect to which Seller is a successor-in-interest (including by operation of law, merger, liquidation, consolidation, assignment, assumption or otherwise). Seller acknowledges that it is retaining the Excluded Liabilities, and Seller shall pay, discharge and perform all such liabilities and obligations as and when due.

          1.3          Consideration. In exchange for the Purchased Assets, Purchaser shall pay to Seller the Purchase Price and assume the Assumed Liabilities.

          (a)          Purchase Price. The aggregate purchase price (the "Purchase Price") for the Purchased Assets shall be (i) Thirty-Eight Million Five Hundred Thousand Dollars

($38,500,000), plus (ii) the amount of the Merchandise Value as determined pursuant to Section 1.3(b).

          (b)          Merchandise Value. The Merchandise Value shall be the lesser of (i) Fourteen Million Dollars ($14,000,000) or (ii) the Inventory Value determined by count as provided in this Section 1.3 (the "Merchandise Value"). On or immediately preceding the Closing Date, Advanced Inventory Solutions (the "Inventory Service") shall count the inventory of Merchandise at each of the Premises listed on the Leased Real Property Schedule where any Merchandise is located utilizing counting and valuation methodologies and protocols mutually agreed upon by Purchaser and Seller which shall be attached hereto as the Merchandise Value Schedule (The sum of the value of the Merchandise determined in accordance with the Merchandise Value Schedule shall be the "Inventory Value"). Representatives of Seller and Purchaser shall be present at the taking of the physical inventories to settle all disputes as to the classification of inventory as Non-Acquired Merchandise. The process and procedures for taking of inventory at the Premises is set forth on Exhibit A hereto. Purchaser and Seller agree that the terms set forth on Exhibit A shall govern for all purposes the determination of Inventory Value and the rights and obligations of the Parties with respect to the procedures for the inventory counts. Purchaser and Seller shall each pay fifty percent (50%) of the fees and expenses of the Inventory Service. Purchaser and Seller agree to promptly pay the other Party by wire transfer the net amount calculated pursuant to the reconciliation process described in Paragraph D of Exhibit A.

          (c)          Payment. The Purchase Price shall be paid by Purchaser to Seller as follows:

          (i)          On Closing Date, Purchaser shall pay Seller Thirty-Six Million Five Hundred Thousand Dollars ($36,500,000), plus (A) the Merchandise Value, (B) the Proration Amount (if any) to be added pursuant to Section 1.4, and (C) the amount of the Register Cash pursuant to Section 5.22, less (V) the Fuel Station Assets Purchase Price, if applicable, in accordance with Section 1.3(c)(iii), (W) Security Deposits Owed, (X) the Estimated Coupon Amount, (Y) the Estimated Gift Certificates Amount, and (Z) the Proration Amount (if any) to be deducted pursuant to Section 1.4 (after all such adjustments, the "Closing Date Cash Payment") in immediately available United States funds by wire transfer pursuant to instructions provided by Seller prior to the Closing.

          (ii)          At Closing, Purchaser shall holdback a portion of the Purchase Price equal to Two Million Dollars ($2,000,000) (the "Holdback Amount"). The Holdback Amount shall be reduced in connection with the amounts that Seller may owe to Purchaser following the Closing arising pursuant to Section 5.10 (Coupons and Gift Certificates) and Section 7.2 (General Indemnification). Any Holdback Amount remaining after eighteen (18) months after the Closing Date (the "Holdback Period") after taking into account the reductions specified above shall be paid to Seller by wire transfer of immediately available funds. Purchaser shall pay to Seller interest on the portion of the Holdback Amount released after the expiration of the Holdback Period at the rate of 5% from the Signing Date to the expiration of the Holdback Period.

          (iii)          If the Fuel Station Assets are not sold to Purchaser at Closing as set forth in Section 5.21, Purchaser shall holdback the Fuel Station Assets Purchase Price to be dispersed as follows: (A) if the Fuel Station Assets are subsequently sold to Purchaser in accordance with this Agreement, Purchaser shall pay to Seller or Felpausch-Kelly, L.L.C. (as applicable) the Fuel Station Assets Purchase Price at the closing of such transactions by wire transfer of immediately available funds; or (B) if the Fuel Station Assets are not sold to Purchaser within the sixty (60) day period following the Closing and Purchaser terminates the purchase of the Fuel Station Assets in accordance with Section 2.1(s), Purchaser shall retain the Fuel Station Assets Purchase Price.

          1.4          Proration. Two (2) days prior to Closing, Purchaser and Seller shall agree on an estimated net proration amount (the "Proration Amount"), which shall be determined by totaling the estimated amounts owed by one Party to the other pursuant to this Section 1.4.

          (a)          Common area maintenance charges and assessments ("CAM"), insurance, utilities, property taxes, rent, and other amounts payable by Seller under the Leases, to the extent paid for by Seller or required to be paid for by Seller for a period after the Closing Date, shall be prorated as of the Closing Date. Taxes directly payable to governmental entities shall be prorated on a calendar-year basis (applicable to July 1 and December 1, 2007 tax bills estimated based on 2007 assessments, if available, and if not on 2006 taxes adjusted for increases in consumer price index and millage rates). CAM, insurance, utilities, property taxes, rent and any amounts billed (before or after the Closing) by landlords for other items under the Leases for the period prior to the Closing Date, and which (i) Seller has not paid prior to the Closing or (ii) have not been taken into account in the computation of the Proration Amount, shall be a continuing obligation of Seller which shall survive the Closing. Seller's continuing obligations shall include, without limitation, Seller's pro rata share of all post-Closing reconciliations and determinations of CAM, insurance, utilities, property taxes, rent, and other amounts paid in estimated monthly installments at each Individual Premises as each landlord makes such reconciliation. If, under the terms of any Lease, Purchaser is required to pay rent based on percentage of sales for any period prior to Closing or that includes the Closing Date, then Seller shall pay its pro rata share of such percentage rent based on the sales made by Seller from the applicable Leased Real Property prior to the Closing Date. For purposes of such proration, the minimum sales base specified in the applicable Lease shall be prorated between Seller and Purchaser based on the number of days in such period before and after the Closing Date.

          (b)          Utilities and other customarily prorated expenses, including, but not limited to, water, sewer, gas, electricity, trash removal, snow removal and fire protection service, if such utilities cannot be transferred as of the Closing Date, and amounts payable by Seller under the Assumed Contracts, to be paid for by Seller or required to be paid for by Seller for a period after the Closing Date, shall be prorated as of the Closing

Date. Purchaser shall arrange with all utility companies to have accounts placed in Purchaser's name beginning on the Closing Date; provided, however, that Seller shall use prompt and reasonable efforts to cooperate with Purchaser in the transfer of such utilities to Purchaser, including but not limited to, reasonable efforts to obtain final meter readings and executing any documents required to assign the existing telephone numbers for the Premises to Purchaser. Seller shall remain responsible for any payments due to third-parties attributable to the period prior to the Closing Date for such utilities.

          (c)          Security deposits previously paid by subtenants under the Subleases shall be transferred by Seller to Purchaser at the Closing. Rents due from subtenants under the Subleases, and CAM, insurance, utilities, property taxes, and other amounts payable by subtenants under the Subleases shall be prorated as of the Closing Date on the basis of the period for which such amounts are payable (if, as and when collected). Purchaser shall apply rent and other income received from subtenants under the Subleases after the Closing Date in the following order of priority: (i) first, to base rent first coming due after the Closing Date and applicable to the period of time after the Closing Date, which amount shall be retained by Purchaser, (ii) second, to payment of the current base rent then due in the month in which the Closing Date occurs, which amount shall be prorated between Seller and Purchaser as of the Closing Date, (iii) third, to other amounts payable by subtenants under the Subleases before or after the Closing Date ("Other Subtenant Receivables"), and (iv) thereafter, to delinquent base rent which was due and payable as of the Closing Date but not collected by Seller prior to the Closing Date. Seller shall not have the right to pursue the collection of Other Subtenant Receivables after the Closing Date. If Seller receives any amounts from the subtenants under the Subleases after the Closing Date, which are attributable, in whole or in part, to any period after the Closing Date, Seller shall remit to Purchaser that portion of the amounts received by Seller to which Purchaser is entitled within ten (10) business days after Seller's receipt thereof.

          (d)          Purchaser may, but is not required to, offset any amount owed it by Seller under this Section 1.4 against the Holdback Amount; provided, however, Purchaser shall first give written notice of such offset to Seller, and if Seller does not respond within five (5) days, Purchaser shall have the right to execute such offset.

          1.5          Closing Transactions.

          (a)          Unless this Agreement is terminated earlier in accordance with Article VI, the closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Warner Norcross & Judd LLP, 111 Lyon Street, NW, Suite 900, Grand Rapids, Michigan, on (i) the date that is two (2) business days following the date on which all of the conditions to Closing set forth under Article II of this Agreement have been satisfied or waived except those conditions (such as delivery of certain documents) which are customarily satisfied at a closing or (ii) such other time and place as the parties may agree. The day on which the Closing is effective shall be referred to herein as the "Closing Date." The Closing shall be deemed effective as of 11:59 p.m. Eastern Time on the Closing Date. At the Closing, the parties shall execute and deliver the documents, agreements and instruments provided for under this Agreement.

          (b)          Deliveries. Subject to the conditions set forth in this Agreement, at the Closing:

          (i)          Purchaser shall deliver to Seller the Closing Date Cash Payment as provided under Section 1.3(c)(i);

          (ii)          Seller shall convey all of the Purchased Assets to Purchaser pursuant to executed instruments of sale, transfer, assignment, conveyance and delivery, assignments and assumption of Leases, bills of sale, intellectual property assignments, certificates of title, vehicle titles, and all other instruments of conveyance necessary to effect transfer to Purchaser of title to the Purchased Assets in accordance with the terms of this Agreement (free and clear of all Liens, other than Permitted Liens);

          (iii)          Purchaser shall assume the Assumed Liabilities by delivery to Seller of Assignment and Assumption Agreements in the form of Exhibits B-1, B-2 and B-3 attached hereto;

          (iv)          Seller shall deliver to Purchaser: (A) a certificate signed by an officer of Seller, dated as of the Closing Date, stating that the conditions specified in Section 2.1(a) through (f), inclusive, have been fully satisfied or waived in writing by Purchaser as of the Closing; (B) copies of all Third-Party Approvals and Governmental Approvals obtained by Seller; (C) certified copies of resolutions of Seller's board of directors and shareholders authorizing and approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby; (D) an opinion of counsel to Seller, dated as of the Closing Date, in the form attached as Exhibit F, (E) a non-foreign Person affidavit dated as of the Closing Date, sworn under penalties of perjury and in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code stating that Seller is not a "foreign person" as defined in Code Section 1445, and (F) such other documents or instruments as are required to be delivered at the Closing pursuant to the terms hereof or that Purchaser reasonably requests prior to the Closing Date to effect the transactions contemplated hereby; and

          (v)          Purchaser shall deliver to Seller (A) a certificate signed by an officer of Purchaser, dated the date of the Closing, stating that the conditions specified in Section 2.2(a) through (d), inclusive, have been fully satisfied, (B) certified copies of resolutions of Purchaser's board of directors authorizing and approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and (C) such other documents or instruments as are required to be delivered at the Closing pursuant to the terms hereof or that Seller reasonably requests prior to the Closing Date to effect the transactions contemplated hereby.

ARTICLE II
CONDITIONS TO CLOSING

          2.1          Conditions to Purchaser's Obligations. The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction or express written waiver (unless otherwise specified herein) of the following conditions:

          (a)          The representations and warranties made by Seller in this Agreement and in any certificate delivered by Seller pursuant hereto which are not qualified as to materiality shall have been true and correct in all material respects and the representations and warranties which are qualified as to materiality shall be true and correct in all respects, in each case at and as of the Closing Date as though then made and as though the Closing Date were substituted for the date of this Agreement throughout such representations and warranties;

          (b)          Seller shall have performed and complied in all material respects with the obligations and covenants required by this Agreement to be performed or complied with by Seller on or prior to the Closing Date;

          (c)          Since September 30, 2006, there shall have been no material adverse change or development in the financial condition, operating results, assets, operations, prospects, or employee relations relating to the Premises and the businesses operated thereon taken as a whole (a "Material Adverse Effect" or "Material Adverse Change") nor shall there have been any change or development that could reasonably be expected to result in a Material Adverse Effect;

          (d)          No suit, action or other proceeding, or injunction, order, decree or judgment relating thereto, shall be threatened or pending before any court or governmental or regulatory official, body or authority in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with the transactions contemplated hereby, or that could have a Material Adverse Effect or otherwise adversely affect in any material respect the right of Purchaser or its Affiliates to own, operate or control all or any portion of the Purchased Assets;

          (e)          Seller shall have received and obtained all necessary third-party consents and approvals, including but not limited to those set forth on Schedule 2.1(e) (collectively, the "Third-Party Approvals"), in each case on terms reasonably satisfactory to Purchaser;

          (f)          Purchaser shall have received and obtained all necessary governmental and regulatory consents and approvals, including but not limited to those set forth on Schedule 2.1(f) ("Governmental Approvals"), in each case on terms reasonably satisfactory to Purchaser;

          (g)          Seller and Purchaser shall have entered into a mutually agreeable transition services agreement (the "Transition Services Agreement"), if any, in the form and substance of Exhibit C;

          (h)          Seller shall have obtained releases of all Liens of whatever nature relating to the Purchased Assets (other than the Permitted Liens);

          (i)          Purchaser shall be satisfied with the results of its due diligence investigation on or before: (i) the date that is twenty-one (21) days following the Signing Date with respect to financial due diligence ("Financial Due Diligence Deadline"); and (ii) the Due Diligence Deadline with respect to all other diligence (including without limitation Leases, Leasehold Improvements, Premises, title and survey due diligence, potential tax liabilities described in Section 9.2(c), and physical and environmental inspections). For purposes of greater clarity, Purchaser's ability to terminate this Agreement due to its failure to be satisfied with its due diligence investigation shall not be limited in any way by, and may be based upon, information provided by Seller to Purchaser in draft Schedules delivered prior to the Signing Date, if any. Failure of Purchaser to issue written notice to Seller to exercise its right to terminate this Agreement due to its failure to be satisfied with the results of its due diligence investigation on or before the Financial Due Diligence Deadline or the Due Diligence Deadline, as applicable, shall constitute a waiver of the condition set forth under this Section 2.1 (i).

          (j)          Seller shall have delivered to Purchaser all other documents, agreements, instruments, certificates, affidavits and other items required under clauses (ii) and (iv) of Section 1.5(b);

          (k)          Reserved.

          (l)          Purchaser must have received all required consents, waivers and approvals of Purchaser's Affiliates' lenders and Purchaser's and its Affiliates' landlords required to comply with existing agreements and to avoid default upon completion of the transactions contemplated by this Agreement, including any landlord agreements that may be required by Purchaser's Affiliates' lenders, and any amendments, waivers or approvals of landlords to avoid being in default upon completion of the transactions due to radius restrictions or other restrictive covenants;

          (m)          Seller shall have obtained landlord estoppel certificates, dated no earlier than the Due Diligence Deadline and reaffirmed by each landlord in writing, from all landlords under the Leases in the form of Exhibit D, attached hereto, subject to such changes as may be approved by Purchaser in its reasonable discretion;

          (n)          Seller shall have obtained subtenant estoppel certificates, dated no earlier than the Due Diligence Deadline and reaffirmed by each subtenant in writing, from all subtenants under the Subleases in the form of Exhibit E attached hereto, subject to such changes as may be approved by Purchaser in its reasonable discretion;

          (o)          Purchaser must have received authorization from the board of directors of Spartan Stores, Inc., to consummate the transactions contemplated by this Agreement;

          (p)          Seller shall have obtained non-disturbance agreements from the holders of all mortgages and other liens on the title to the Leased Real Property that are superior to the leasehold interest of Seller under the Leases, as listed on the Leased Real Property Schedule ("Non-Disturbance Agreements"). Such Non-Disturbance Agreements shall be in commercially reasonable forms provided by such mortgagees and lien holders; provided, however, that all Non-Disturbance agreements shall provide that the Leases shall control the disposition of insurance proceeds and condemnation awards;

          (q)          Purchaser shall have entered into noncompetition agreements on terms that are satisfactory to Purchaser (in the form of Exhibit G attached hereto) with the following officers and directors of Seller listed on Schedule 2.1(q);

          (r)          Purchaser shall have entered into (i) an Ace Hardware Brand Agreement, Membership Agreement & Capital Stock Agreement with Ace Hardware Corporation and (ii) a Catalogue Merchant Agreement with J.C. Penney Company, Inc., in each case on terms reasonably satisfactory to Purchaser;

          (s)          Seller shall have completed the transfer of the Fuel Station Assets or the acquisition of 100% of the ownership interests of Felpausch-Kelly, L.L.C. in accordance with Section 5.21 of this Agreement; provided that if the transfer of the Fuel Station Assets to Seller or the acquisition of Felpausch-Kelly, L.L.C. (as the case may be) is delayed beyond the Due Diligence Deadline, Seller and Purchaser agree to close: (i) the transactions contemplated by this Agreement as to all of the Purchased Assets other than the Fuel Station Assets on the Closing Date (with an adjustment to the Purchase Price based upon the allocation thereof to the Fuel Station Assets ("Fuel Station Assets Purchase Price"); and (ii) the transaction contemplated by this Agreement as to the Fuel Station Assets within ten (10) days of the completion of either the transfer of the Fuel Station Assets from Felpausch-Kelly, L.L.C. to Seller or the acquisition of the ownership interests of Felpausch-Kelly, L.L.C. (as the case may be) for the Fuel Station Assets Purchase Price; provided, however, if the transfer of the Fuel Station Assets or acquisition of 100% of the ownership interests of Felpausch-Kelly, L.L.C. has not been completed by the date that is sixty (60) days following the Closing Date, Purchaser shall have the right, in its sole discretion, to terminate the purchase of the Fuel Station Assets and keep the Fuel Station Assets Purchase Price; and

          (t)          Seller must have delivered the Reviewed Financial Statements in accordance with Section 5.15 of this Agreement.

                    All proceedings to be taken by Seller in connection with the consummation of the transactions contemplated hereby and all certificates, instruments and other documents required to effect the transactions contemplated hereby reasonably requested by Purchaser shall be reasonably satisfactory in form and substance to Purchaser. Any conditions specified in this

Section 2.1 may be waived only in writing by Purchaser and specifying in reasonable detail the provision being waived.

          2.2          Conditions to Seller's Obligations. The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction or express written waiver of the following conditions as of the Closing:

          (a)          The representations and warranties made by Purchaser in this Agreement and in any certificate delivered by Purchaser pursuant hereto which are not qualified as to materiality shall have been true and correct in all material respects and the representations and warranties which are qualified as to materiality shall be true and correct in all respects, in each case at and as of the Closing Date as though then made and as though the Closing Date were substituted for the date of this Agreement throughout such representations and warranties;

          (b)          Purchaser shall have performed and complied in all material respects with the obligations and covenants required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date;

          (c)          Purchaser and Seller shall have received or obtained all Governmental Approvals that are necessary for the consummation of the transactions contemplated hereby;

          (d)          No suit, action or other proceeding, or injunction, order, decree or judgment relating thereto, shall be threatened or pending before any court or governmental or regulatory official, body or authority in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with the transactions contemplated hereby;

          (e)          Purchaser shall have delivered to Seller all other documents, agreements, instruments, certificates, affidavits and other items required under clause (v) of Section 1.5(b); and

          (f)          The shareholders of Seller shall have approved pursuant to and in accordance with the requirements of Seller's governing documents and any applicable Legal Requirements, the transaction contemplated by this Agreement.

                    All proceedings to be taken by Purchaser in connection with the consummation of the transactions contemplated hereby and all documents required to be delivered by Purchaser to effect the transactions contemplated hereby reasonably requested by Seller shall be reasonably satisfactory in form and substance to Seller. Any condition specified in this Section 2.2 may be waived only in writing by Seller and specifying in reasonable detail the provision being waived.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

                    As an inducement to Purchaser to enter into this Agreement and consummate the transactions contemplated hereby, Seller hereby represents and warrants to Purchaser that:

          3.1          Organization and Corporate Power. FC and HCSI are corporations duly organized, validly existing and in good standing under the laws of the State of Michigan. FLLC and FK are limited liability companies duly organized, validly existing and in good standing under the laws of the State of Michigan. Seller has all requisite power and authority and all material qualifications necessary to own and operate the Purchased Assets as now conducted.

          3.2          Authorization; No Breach; Approvals.

          (a)          The execution, delivery and performance of this Agreement, the other agreements contemplated hereby, and the consummation of the transactions contemplated hereby and thereby have been, with the exception of the requisite vote of the shareholders of Seller, duly and validly authorized by all requisite corporate action on the part of Seller, and no other corporate proceedings on the part of the Seller are necessary to authorize the execution, delivery or performance of this Agreement or the other agreements contemplated hereby. This Agreement and the other agreements contemplated hereby to be executed and delivered by Seller constitute the valid and binding obligations of Seller, enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency or other laws affecting generally the enforceability of creditors' rights and by limitation on the availability of equitable remedies.

          (b)          Except as set forth on Schedule 3.2, the execution, delivery and performance of this Agreement and the other agreements contemplated hereby to be executed and delivered by Seller and the consummation of the transactions contemplated hereby and thereby does not and will not (i) conflict with or result in any breach, default or violation of any of the provisions of, (ii) give any third party the right to terminate or to accelerate any obligation under, (iii) result in the creation of any Lien of any kind upon any of the Purchased Assets, or (iv) require any authorization, consent, approval, exemption or other action by or notice to or filing with any court or other governmental or regulatory body or authority under the provisions of, Seller's articles of incorporation, operating agreement, or bylaws, the ESOP, or any indenture, mortgage, lease, loan agreement, license, contract, commitment, or other agreement (including, without limitation, any supplier agreement) or instrument to which Seller or the Purchased Assets are bound or affected, or any Legal Requirement, rule or regulation to which Seller or the Purchased Assets are subject. All authorizations, consents, approvals, exemptions, notices or filings will be obtained or made by Seller, as applicable, prior to the Closing Date.

          (c)          Without limiting the generality of the foregoing, except for this Agreement, there are no agreements, options, commitments or rights with, of or to any

Person to purchase or otherwise acquire any of the Purchased Assets or any interests therein, except those entered into in the Ordinary Course of Business.

          3.3          No Material Adverse Change. Since September 30, 2006, there has been no Material Adverse Change or any event that could reasonably be expected to result in a Material Adverse Change.

          3.4          Financial Statements. Seller has delivered to Purchaser reviewed financial statements for Seller's fiscal years 2004, 2005 and 2006, and financial statements for each fiscal period through the Closing Date (collectively, the "Consolidated Financial Statements"). Before Closing Seller shall deliver copies of all consolidated financial statements Seller has prepared for each full period before the Closing (the "Interim Financial Statements"). Collectively, the Consolidated Financial Statements and Interim Financial Statements are referred to as the "Financial Statements." Except as set forth on Schedule 3.4, the Financial Statements have been and will be prepared in accordance with GAAP, do and will fairly and accurately present Seller's financial position as of the dates indicated and the results of its operations as of the dates indicated and for the periods covered thereby, are not misleading, and are and will be true and correct.

          3.5          Books and Records. Except as otherwise disclosed on Schedule 3.5, Seller's books of account, records, and work papers (including without limitation all documents delivered to Purchaser) are complete and correct; have been maintained in accordance with sound business practices, including the maintenance of an adequate system of internal controls; have been maintained on an accrual basis; and accurately reflect, and will accurately reflect, the basis for the financial condition and the results of Seller's operations that are (and, as applicable, will be) set forth in the Financial Statements.

          3.6          Financial Documents. All periodic financial statements and store level financial reports including without limitation sales reports, inventory reports, and financial statements (including without limitation the report given in connection with the computation of the Estimated Gift Certificates Amount) containing financial information which has been provided to Purchaser by Seller fairly and accurately, in all material respects, present the financial information contained therein, as of the dates indicated, accurately, in all material respects, reflect the information on Seller's books of accounts and records, and have been prepared in a manner consistent with and have been and can be reconciled to the financial data presented in the Financial Statements. Seller has provided Purchaser with a full accounting of all corporate overhead charges and expenses (including the underlying data) and a description of all expense items allocated from corporate overhead to the Premises or an Individual Premises (or from the Premises or an Individual Premises to corporate overhead), which accounting and description are complete and accurate in all material respects.

          3.7          Absence of Certain Developments. Except as set forth on Schedule 3.7, since September 30, 2006, Seller has not with respect to the Premises, the Purchased Assets, or the Assumed Liabilities:

          (a)          sold, assigned, licensed, sublicensed, transferred, encumbered or permitted a Lien to attach to any Proprietary Rights (including the United States federal trademark registrations for Seller and the Seller logo) or other Seller intangible assets, disclosed any confidential information to any Person (other than Purchaser and Purchaser's representatives, agents, attorneys and accountants and Persons who are subject to an agreement to keep such information confidential), or abandoned or permitted to lapse any of the Proprietary Rights (including the United States federal trademark registrations for Seller and the Seller logo);

          (b)          suffered any extraordinary Losses in excess of One Hundred Thousand Dollars ($100,000) or waived any rights of material value, whether or not in the Ordinary Course of Business;

          (c)          suffered any damage, destruction or casualty loss to its tangible assets (including the Purchased Assets) in excess of One Hundred Thousand Dollars ($100,000), whether or not covered by insurance;

          (d)          made any change in any method of accounting or accounting policies, other than those required by generally accepted accounting principles which have been disclosed in writing to Purchaser; or

          (e)          entered into, amended or terminated any material contract or any government license or permit or taken any other action or entered into any other transaction other than in the Ordinary Course of Business.

          3.8          Leased Real Property.

          (a)          Leased Real Property. Schedule 3.8(a) and Schedule 3.8(b) set forth the address of each Leased Real Property and a complete and accurate list of each lease for each Individual Premises, in each case identifying the location, date, parties, and amendments to such agreements (the "Leases"). Seller has delivered to Purchaser complete and accurate copies of all the Leases and Subleases (including all assignments, amendments, extensions, renewals of, or any document having the effect of modifying, such Leases and Subleases) comprising the lease of such Leased Real Property and all guaranties of, and agreements providing for subordination, non-disturbance or attornment with respect to, each such Lease (collectively, the "Lease Documents").

          (b)          Leases. Except as specified on Schedule 3.8(b), (A) each Lease is in full force and effect in all material respects; (B) the assignment of each Lease to Purchaser in accordance with this Agreement does not require the consent of any other Person, will not result in a breach of, or default under, such Lease, or otherwise cause such Lease to cease to be in full force and effect on identical terms following the Closing; (C) Seller has no material disputes with any Landlords with respect to any Lease or any Leased Real Property and to Seller's Knowledge, no Landlord under any Lease has a dispute with Seller with respect to any Lease or any Leased Property; (D) neither Seller nor to Seller's Knowledge any other party to any Lease is in material breach or default under any Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a breach or default under any Lease, or permit the termination or modification of any Lease or acceleration of rent under any Lease; (E) no portion of any security deposit tendered in accordance with any Lease has been applied with respect to a breach or default under such Lease which has not been restored in full; (F) Seller does not owe, and will not owe in the future, any brokerage commissions or finder's fees with respect to any Lease; (G) no party to any Lease (other than Seller) is an affiliate of Seller or otherwise has any economic interest in Seller; (H) Seller has not collaterally assigned or granted any other security interest in any Lease; (I) there are no Liens or encumbrances on the estate or interest created by any Lease; (J) the holders of all mortgages and other liens on the title to the Leased Real Property that are superior to Seller's leasehold interest in the Leased Real Property have executed Non-Disturbance Agreements, copies of which are included in the Lease Documents; (K) none of the Leases obligates the tenant to operate a business on the Leased Real Property or prohibits the tenant from closing the business currently operated on the Leased Real Property or entitles the landlord to exercise any rights or remedies against the tenant if the tenant closes the business currently conducted on the Leased Real Property; (L) none of the Leases contains restrictions on the tenant's ability to operate or lease a pharmacy on the Leased Real Property; (M) none of the Leases obligates the tenant to maintain, repair, or replace the roof or the parking area of the Improvements on the Leased Real Property (except that the tenant may be obligated to reimburse the landlord under the Leases for the tenant's proportionate share of costs incurred by Landlord to maintain, (N) repair the roof of the Improvements or any parking area located on the Leased Real Property); (O) to Seller's Knowledge, the landlord under the Leases has good and marketable title to the Leased Real Property; (P) Seller has good and marketable title to all leasehold interests under the Leases; (Q) to Seller's Knowledge, Seller has taken all necessary actions required under the Leases and/or applicable Legal Requirements to enforce its rights against the applicable landlord with respect to any known deferred maintenance obligation of a landlord at any Premises; and (R) no person or firm possesses or occupies, or has the right to possess or occupy, any portion of any Leased Real Property, except for (i) that portion of any Leased Real Property that is a "common area" under the applicable Lease and (ii) those portions of any Leased Real Property occupied by subtenants pursuant to valid Subleases more particularly identified on Schedule 3.8(c). Notwithstanding the materiality qualifiers in (C) and (D) above, Seller shall use all commercially reasonable efforts to provide Purchaser with written information regarding each dispute, breach and default arising in, under, or in connection with a Lease.

          (c)          Sublease Documents. Schedule 3.8(c) sets forth the address of each Subleased Real Property and a complete and accurate list in all material respects of all Subleases, licenses and other agreements (including all assignments, amendments, extensions, renewals of such Subleases, licenses and other agreements) in each case identifying the location, date and parties to such agreements. Seller has delivered to Purchaser complete and accurate copies of each Lease and Sublease comprising the Sublease of such Subleased Real Property and all guaranties of, and agreements providing for subordination, non-disturbance or attornment with respect to, each such Sublease (collectively, the "Sublease Documents").

          (d)          Subleases. Except as specified on Schedule 3.8(c), (A) Seller has not subleased, licensed or otherwise granted any Person the right to use or occupy any portion of any Leased Real Property; (B) each Sublease is in full force and effect in all material respects; (C) there are no material disputes with respect to any Sublease or any Subleased Real Property; (D) neither Seller or any other party to any Sublease is in material breach or default under any Sublease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a breach or default under any Sublease; (E) no portion of any security deposit tendered in accordance with any Sublease has been applied with respect to a breach or default under such Sublease which has not been restored in full; (F) the subtenant, licensee or occupant of each Subleased Real Property has not assigned any rights or interests under any Sublease and has not subleased, licensed or otherwise granted the right to use or occupy any portion of the Subleased Real Property to any Person; (G) Seller does not owe, and will not owe in the future, any brokerage commissions or finder's fees with respect to any Sublease; (H) no party to any Sublease (other than Seller) is an affiliate of Seller or otherwise has any economic interest in Seller; and (I) Seller has not collaterally assigned or granted any other security interest in any Sublease; (J) to Seller's Knowledge, there are no Liens or encumbrances on the estate or interest created by any Sublease; (K) Seller has paid all inducements owing with respect to each Sublease and has constructed all improvements required to be constructed in accordance with each Sublease; and (L) no person or firm possesses or occupies, or has the right to possess or occupy, any portion of the Subleased Real Property, except the subtenant under the applicable Sublease.

          (e)          Improvements. Except as set forth in the Leasehold Improvements Schedule, Seller has good and marketable title to its respective Leasehold Improvements, free and clear of all Liens except Permitted Liens or any other lien that will be discharged or otherwise satisfied on or before the Closing Date. Other than the rights of Purchaser under this Agreement, there are no outstanding and presently existing options, rights of first offer or rights of first refusal to purchase any Leasehold Improvements. The Improvements are in a condition and repair that is sufficient for the operation of the Purchased Assets on the Leased Real Properties. To Seller's Knowledge, none of the Improvements encroach on any land that is not included in the Leased Real Properties or on any easement. There are no encroachments on any portion of the Leased Real Properties by any buildings or improvements from adjoining real property, which encroachment would materially interfere with the use or occupancy of such Leased Real Property or the continued operation of the Purchased Assets.

          (f)          Access. To Seller's Knowledge, each Leased Real Property has legal access to an adjoining public street, and such access is not dependent on any land or interest in real property that is not included in such Leased Real Property.

          (g)          Utility Services. To Seller's Knowledge, all water, sewer, storm water, gas, electrical, telecommunications and other utility services for each Leased Real

Property have been installed and are operational and sufficient for the operation of the Premises in a manner conducted by Seller prior to Closing. All fees to connect and begin provision of such systems and services have been paid in full. To Seller's Knowledge, each such service enters each Leased Real Property from an adjoining public street or valid private easement in favor of the supplier of such service or appurtenant to such Leased Real Property.

          (h)          Condemnation and Litigation. There is no condemnation, expropriation or other proceedings in the nature of eminent domain pending or, to Seller's Knowledge, threatened, affecting any interest in any Leased Real Property.

          (i)          Compliance with Recorded Documents. To Seller's Knowledge, the current use and occupancy of the Leased Real Properties do not violate any easement, restriction, covenant, condition, restriction or similar provision in any recorded instrument or any zoning code or ordinance, building code or other law, regulation, ordinance, decree, or order regulating the use or occupancy of the Leased Real Property.

          (j)          Flood Hazard Area. To Seller's Knowledge, no portion of any Leased Real Property is located in a flood hazard area (as defined by the Federal Emergency Management Agency) that requires federal flood hazard insurance or any permits, licenses, variances, approvals and authorizations for the occupancy or use of such Real Property for the operation of the Purchased Assets.

          (k)          Insurability of the Real Property. Seller has not received any notice from any insurance company or any board of fire underwriters (or any entity exercising similar functions) (A) requesting that Seller performs any repairs, alterations, improvements to any Leased Real Property which Seller or a Subsidiary of Seller has not completed in full or (B) notifying such Seller of any defects or inadequacies in any Leased Real Property which would adversely affect the insurability of such Leased Real Property or the premiums for insurance.

          3.9          Assets. Seller owns good and valid title to, or holds a valid leasehold interest in, all of the Purchased Assets (including the Fuel Station Assets as of the Closing Date), free and clear of all Liens, except for Permitted Liens and liens to be discharged or otherwise satisfied on or before the Closing Date. Except for the Excluded Assets and the rights and services to be provided under the Transition Services Agreement, the Purchased Assets include all of the assets, properties, rights (including intellectual property rights), services or interests, whether tangible or intangible, real or personal, that are necessary to conduct the businesses and operations historically conducted at the Premises. The buildings, Improvements, fixtures, machinery, equipment and other tangible assets (whether owned or leased) included in the Purchased Assets are, except for ordinary wear and tear, in good condition and repair, sufficient for the operation of the Purchased Assets on the Premises and usable in the Ordinary Course of Business.

          3.10          Taxes. FC's employer identification number is 38-0534560. FLLC's employer identification number is 38-3504307.

HCSI's employer identification number is 38-3345369. FK's employer identification number is 13-4249875. Seller has duly and timely filed all Tax Returns it is required to file, including without limitation Tax Returns with respect to the Purchased Assets, except for those returns for which the time for filing thereof has been validly extended, and all such Tax Returns are true, correct and complete in all material respects. All Taxes due and payable by Seller, including without limitation with respect to the Purchased Assets, the Premises and sales from the Premises, have been timely paid. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the Purchased Assets or on the Premises.

          3.11          Contracts and Commitments.

          (a)          Schedule 3.11 contains a true and complete list of any and all contracts and agreements entered into by Seller with any Person, and which are necessary to, are used in connection with, or relate to the operation and use of the Premises and the Purchased Assets (except any contract or agreement that involves performance of services or delivery of goods or materials of an annualized amount or value less than Twenty-Five Thousand Dollars ($25,000)).

          (b)          Except as disclosed on Schedule 3.11 attached hereto, (i) Seller has performed all material obligations required to be performed by it and is not in default, or in breach of, any Assumed Contract, (ii) to Seller's Knowledge, no Assumed Contract has been breached or cancelled by the other party, and there is no anticipated breach by any other party to any Assumed Contract, (iii) no event or circumstance has occurred that, with notice or lapse of time or both, would constitute a default or breach under any Assumed Contract, (iv) except for Subleases, Seller has not assigned, delegated or otherwise transferred to any Person any of its rights, title or interest under any Assumed Contract, and (v) the Assumed Contracts are in full force and effect, and constitute legal, valid and binding agreements of Seller, enforceable in accordance with their respective terms and each Assumed Contract will continue as such immediately following the consummation of the transactions contemplated hereby, except as the enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws and principles of equity generally affecting the enforcement of creditors' rights.

          (c)          Purchaser has received a true and correct copy of all written contracts (and an accurate written description of all oral contracts) which are listed on the attached Assumed Contracts Schedule, together with all amendments, exhibits, attachments, waivers or other changes thereto.

          (d)          Other than the transactions contemplated by this Agreement, Seller is not a party to or bound by any agreement with respect to a possible merger, sale, restructuring, refinancing or other disposition of all or any material part of the Premises or the Purchased Assets.

          3.12          Proprietary Rights.

          (a)          The Proprietary Rights Schedule lists all of the following Proprietary Rights used in the operation of the Premises: (i) Proprietary Rights registered or pending with the U.S. Patent and Trademark Office or the U.S. Copyright Office or any other similar domestic or foreign office, department or agency; (ii) material unregistered trademarks, service marks and trade names, (iii) internet domain names; (iv) material unregistered copyrights; (v) Proprietary Rights licenses; and (vi) any other material Proprietary Rights (including the recipe for Felpausch cookies).

          (b)          Except as disclosed in the Proprietary Rights Schedule:

          (i)          Neither Seller's conduct of the business associated with the operation of the Premises nor Seller's use of the Purchased Assets has infringed, misappropriated or otherwise conflicted with an intellectual property right of any Person. Seller is not aware of any facts that indicate a reasonable possibility of any of the foregoing and Seller has not received any notices regarding any of the foregoing, including, without limitation, any demands or offers to license any intellectual property from any Person.

          (ii)          To Seller's Knowledge, no Person has infringed, misappropriated or otherwise conflicted with any of the Proprietary Rights and Seller does not have Knowledge of any facts that indicate a reasonable possibility of any of the foregoing.

          (c)          The United States federal trademark registrations for Seller and the Seller logo are valid and enforceable and, to Seller's Knowledge, all other Proprietary Rights are valid and enforceable.

          (d)          Except for the Excluded Assets, immediately subsequent to Closing, the Proprietary Rights will be owned by or available for use by the Purchaser on terms and conditions identical to those under which the Seller owned or used the Proprietary Rights immediately prior to Closing.

          3.13          Litigation. Except as set forth on Schedule 3.13, there are no actions, suits, proceedings, orders, charges, complaints, grievances, or investigations pending or, to Seller's Knowledge, threatened against or affecting the Purchased Assets (including, without limitation, the Leased Real Property) at law or in equity, by or before (or that could come before) any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign. Seller is not subject to or bound by any outstanding orders, judgments or decrees of any court or governmental entity with respect to the Purchased Assets or the Assumed Liabilities.

          3.14          Brokerage. Except as set forth on Schedule 3.14, there are no claims for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Seller. Except as set forth on Schedule 3.14, Seller has not entered into an agreement with any broker, finder or investment bank pursuant to which such party would be entitled to any payment relating to or in connection with this Agreement and the transactions contemplated by this Agreement.

          3.15          Employees.

          (a)          Except as disclosed on Schedule 3.15, with respect to the Purchased Assets: (i) there is no collective bargaining agreement or relationship with any labor organization; (ii) no executive, manager (including store managers) or pharmacist at any Individual Premises has delivered notice to Seller indicating he or she has any present intention to terminate his or her employment; (iii) no executive, manager (including store managers) or pharmacist is a party to any confidentiality, non-competition, proprietary rights or other such agreement between such employee and any other Person with respect to the Premises that would be material to the performance of such employee's employment duties, or the ability of Purchaser to operate the Premises; (iv) no labor organization or group of employees has filed any representation petition or made any written or oral demand for recognition; (v) to Seller's Knowledge, no union organizing or decertification efforts are underway or threatened and no other question concerning representation exists; (vi) within the past three (3) years, no labor strike, work stoppage, slowdown, or other material labor dispute has occurred, and none is underway or threatened; (vii) there is no material worker's compensation liability, experience or matter; (viii) there is no employment-related charge, complaint, claim, grievance, investigation, inquiry or obligation of any kind, pending or, to Seller's Knowledge, threatened in any forum, relating to an alleged violation or breach of any law, regulation or contract; and, (ix) to Seller's Knowledge, no employee or agent has committed any act or omission giving rise to liability for any violation or breach identified in subsection (viii) above.

          (b)          Schedule 3.15 sets forth (i) a list of all written employment agreements or severance agreements with any employees working at the Premises, and (ii) a list of all employees working at the Premises including the Individual Premises at which each employee works, each employee's status as an hourly or salaried employee, and each employee's status as full or part-time. Except as set forth in Schedule 3.15, there are no Employee Handbooks or other written personnel policies, rules or procedures applicable to employees working at the Premises and Seller has provided Purchaser with true and complete copies of all such documents.

          (c)          With respect to this transaction, any notice required under any law or agreement has been or shall be given, and all bargaining obligations with any employee representative have been, or prior to the Closing will be, satisfied. Within the past one (1) year, except as disclosed on Schedule 3.15, Seller has not implemented any plant closing or layoff of employees relating to the Premises that could implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign, state or local law, regulation or ordinance (collectively, the "WARN Act"), and no such action will be implemented without advance notification to Purchaser. Set forth on

Schedule 3.15 is a list of employees terminated by Seller at each Individual Premises during the ninety (90) day period immediately preceding the Signing Date, including the date of such termination. Seller shall update this Schedule to provide such information for the employees terminated at each Individual Premises for the ninety (90) day period immediately preceding the Closing Date.

          3.16          Employee Benefit Plans; ESOP.

          (a)          Schedule 3.16 contains a complete and correct list of each Employee Benefit Plan.

          (b)          Each Employee Benefit Plan that is intended to meet the requirements of a "qualified plan" under Section 401(a) of the Code is so qualified, and there are no facts or circumstances that could adversely affect the qualified status of any such Employee Benefit Plan.

          (c)          To Seller's Knowledge, each Employee Benefit Plan has been maintained, funded and administered in accordance with its terms, the requirements of any applicable collective bargaining agreements, and the requirements of ERISA, the Code, and all other applicable laws. For each Employee Benefit Plan, all contributions and premium payments that are due have been made within the time periods prescribed by ERISA and the Code, and all contributions and premium payments for any period ending on or before the Closing Date that are not yet due have been made or properly accrued.

          (d)          Seller and each ERISA Affiliate are in material compliance with the requirements of COBRA.

          (e)          Neither Seller nor any ERISA Affiliate has participated in any Multiemployer Plan.

          (f)          ESOP. As of the Closing Date, the execution and consummation of the transactions contemplated by this Agreement by Seller will not:

          (i)          violate any provision of the ESOP plan document, trust agreement or any other document related to the ESOP;

          (ii)          result in a default or create any right of termination, modification or acceleration under the provisions of any agreement to which the ESOP is a party or by which the ESOP is bound; or

          (iii)          violate any Legal Requirement, including the Code and ERISA and the related regulations, or any judgment, order or decree of any court, governmental body or arbitrator applicable to the ESOP.

          (g)          ESOP Counsel's Opinion. As of the Closing Date, the Trustee of the ESOP will have received prior to the Closing Date a written opinion from the legal counsel for the ESOP that the sale of Purchased Assets as contemplated in this

Agreement does not violate the articles of incorporation or bylaws of Seller or applicable Legal Requirements and is structured in a legal and appropriate manner. Prior to Closing, Seller shall provide a copy of that written opinion to Purchaser and the ESOP's counsel shall not have withdrawn, modified or qualified that opinion.

          (h)          ESOP Voting. As of the Closing Date, all shares held by the ESOP shall have been voted in accordance with the ESOP plan document and applicable Legal Requirements.

          3.17          Compliance with Laws; Permits; Certain Operations. Except as set forth on Schedule 3.17, with respect to the Premises and the Purchased Assets:

          (a)          Seller has complied and is, in all material respects, in compliance with all applicable Legal Requirements (including, without limitation, The Americans with Disabilities Act of 1990, as amended, and all laws regulating zoning, buildings, and health and safety) and no notices have been received by and there are no claims filed and currently maintained against Seller alleging a violation of any such Legal Requirements. Seller is in compliance with any orders issued by governmental bodies relating to compliance with such Legal Requirements. Except as disclosed on Schedule 3.17, Seller has not been cited for any violation of the Michigan Liquor Control Code of 1998 or the regulations promulgated thereunder that is still pending and could delay the Michigan Liquor Control Commission's approval of the transactions contemplated by this Agreement.  Seller has paid all outstanding fines, fees or charges levied by the Michigan Liquor Control Commission; and

          (b)          Seller holds all permits, licenses, certificates, registrations, accreditations or other authorizations (collectively, "Permits") of federal, state and local governmental agencies required for the operation of the Premises (including without limitation any board of fire underwriters), and the attached Permits Schedule sets forth a list of all of such Permits, including the expiration date for each. All such Permits have been issued and are in full force and effect. Seller has not received any notice from any governmental authority threatening a suspension, revocation, modification or cancellation of any such Permits. Seller is in compliance with all terms and conditions of the Permits.

          3.18          Environmental Matters.

          (a)          Except as disclosed in the Environmental Schedule, with respect to the operations of Seller in connection with the Purchased Assets, Seller has complied with and is in compliance with all Environmental and Safety Requirements in all material respects.

          (b)          With respect to the operations of Seller in connection with the Purchased Assets, except in the Ordinary Course of Business and as permitted by all Environmental and Safety Requirements, Seller has not treated, stored, disposed of, arranged for or permitted the disposal of, transported or released, or exposed any person to, any hazardous or toxic substance or waste, pollutant, contaminant, asbestos, noise or odor so as to give rise to any liability for fines or penalties, obligations for investigation or cleanup, or damages for injuries to persons, property or the environment under Environmental and Safety Requirements; and, to Seller's Knowledge, there are no hazardous or toxic substances or wastes, pollutants, contaminants or asbestos present in or around any of the Premises in quantities or under circumstances that may give rise to liabilities for fines or penalties, obligations for investigation or cleanup, or damages for injuries to persons, property or the environment under Environmental and Safety Requirements.

          (c)          Seller has delivered to Purchaser complete copies of all environmental assessments, environmental compliance audits, environmental investigation reports, asbestos surveys, radon surveys, lead-based paint surveys, Baseline Environmental Assessments (within the meaning of Part 201 of the Michigan Natural Resources and Environmental Protection Act, MCL 324.20101 et seq. (hereinafter "BEAs"), and all material correspondence and documents relating to the environmental condition or compliance status of any of the Purchased Assets or Premises which are in Seller's possession or under its control.

          (d)          Except as disclosed in the Environmental Schedule, and to Seller's Knowledge there is not now and there has never been, an underground storage tank (UST), UST system, or component part thereof, present at any of the Premises, and Seller has provided to Purchaser copies of all documentation in Seller's possession or under its control regarding or referring to any such current or previous UST, system, or component.

          (e)          Except as set forth on the Environmental Schedule, to Seller's Knowledge no gas station or fueling center has ever been located within the Premises.

          3.19          Pharmacy Operations

          (a)          (i) The use of the information and data that is used or held for use in the operation of the Pharmacies or that is otherwise material to or necessary for the operation of the Pharmacies (the "Data") by Seller does not, to Seller's Knowledge, infringe or violate the privacy rights of any Person or otherwise violate any Legal Requirements, (ii) the Seller has taken reasonable and customary measures consistent with generally accepted industry practices to protect the privacy of the Data of its customers, and (iii) to the Seller's Knowledge, since January 31, 2003 there have been no security breaches with respect to the privacy of such Data.

          (b)          Seller is qualified for participation in the Medicare and Medicaid programs. Seller has not received any notice indicating that such qualification may be terminated or withdrawn nor has any reason to believe that such qualification may be terminated or withdrawn. Seller has timely filed all claims or other reports required to be filed with respect to the purchase of products or services by third-party payors (including, without limitation, Medicare and Medicaid), except where the failure to file such claims and reports would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect, and all such claims or reports are complete and accurate in all material respects. Seller has no material liability to any payor with respect thereto, except for liabilities incurred in the Ordinary Course of Business consistent with past practice.

          (c)          Seller has complied in all material respects with all applicable "Healthcare Laws", i.e., The Social Security Act, as amended, including, without limitation, Criminal Penalties Involving Medicare or State Health Care Programs (commonly referred to as the "Federal Anti-Kickback Statute"), and the Prohibition Against Certain Referrals (commonly referred to as the "Stark Statute"), the statute commonly referred to as the "Federal False Claims Act," HIPAA, and the regulations issued pursuant thereto, and all statutes and regulations relating to the possession, distribution, maintenance and documentation of controlled substances.

          (d)          To Seller's Knowledge, no personnel of Seller during such person's employment with Seller have been convicted of, charged with or investigated for a Medicare, Medicaid or other Federal Health Care Program (as defined in 42 U.S.C. § 1320a-7b(f)) related offense, or convicted of, charged with or investigated for a violation of federal or state law relating to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation or controlled substances. No personnel of Seller during such person's employment with Seller have been excluded or suspended from participation in Medicare, Medicaid or any other Federal Health Care Program, or have been debarred, suspended or are otherwise ineligible to participate in federal programs. No personnel of the Seller during such person's employment with Seller has, to Seller's Knowledge, committed any offense which may reasonably serve as the basis for any such exclusion, suspension, debarment or other ineligibility. Seller, to its Knowledge, has not arranged or contracted with any individual or entity that is suspended, excluded or debarred from participation in, or otherwise ineligible to participate in, a Federal Health Care Program or other federal program.

          3.20          Insurance. All of the policies of Insurance covering the Purchased Assets are outstanding and in full force and will remain in full force until the Closing Date. All premiums with respect to such policies are currently paid and all duties of the insureds under the policies have been fully discharged.

          3.21          Solvency. Seller is not now insolvent and will not be rendered insolvent by any of the transactions contemplated by or arising in connection with this Agreement.

          3.22          True and Complete Information. To Seller's Knowledge, no schedule, statement, list, certificate or other information furnished or to be furnished by Seller in connection with this Agreement, including the Schedules, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER

                    As an inducement to Seller to enter into this Agreement, Purchaser hereby represents and warrants to Seller as follows:

          4.1          Corporate Organization and Power. Purchaser is a limited liability company duly organized and validly existing under the laws of the State of Michigan, with full power and authority to enter into this Agreement and to perform its obligations hereunder.

          4.2          Authorization.

          (a)          The execution, delivery and performance of this Agreement and the other agreements contemplated hereby to be executed and delivered by Purchaser and the consummation of the transactions contemplated hereby and thereby will have been duly and validly authorized by all requisite corporate action on the part of Purchaser, and no other corporate proceedings on the part of Purchaser are necessary to authorize the execution, delivery or performance of this Agreement or the other agreements contemplated hereby. This Agreement and the other agreements contemplated hereby to be executed and delivered by Purchaser constitute valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms, except as may be limited by bankruptcy, insolvency or other laws affecting generally the enforceability of creditors' rights and by limitation on the availability of equitable remedies.

          (b)          Except for consent required under Purchaser's Affiliates' existing credit agreements, the execution, delivery and performance of this Agreement and the other agreements contemplated hereby to be executed and delivered by Purchaser and the consummation of the transactions contemplated hereby and thereby does not and shall not (i) conflict with or result in any breach of any of the provisions of, (ii) constitute a default under, (iii) result in a violation of, (iv) give any third party the right to terminate or to accelerate any obligation under, or (v) require any authorization, consent, approval, exemption or other action by or notice to or filing with any court or other governmental or regulatory body or authority, under the provisions of Purchaser's certificate of incorporation or bylaws or any indenture, mortgage, lease, license, contract, understanding, commitment or other agreement or instrument to which Purchaser is bound or affected. Except for antitrust laws prohibiting certain mergers and acquisitions, the execution, delivery and performance of this Agreement and the other agreements contemplated hereby and thereby does not and shall not violate any law, statute, rule or regulation to which Purchaser is subject.

          4.3          Brokerage. Except for arrangements for which Purchaser shall be solely responsible, there are no claims for brokerage commissions, finders' fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Purchaser.

ARTICLE V
COVENANTS; OTHER AGREEMENTS

          5.1          Conduct of Business. Except (a) as otherwise expressly contemplated in this Agreement, (b) for the agreed upon development activities at the Williamston Store, (c) for a run down of inventory levels of Non-Acquired Merchandise in a manner mutually agreeable to Seller and Purchaser, and/or (d) with the written consent of Purchaser, from the Signing Date until the earlier of the Closing or the termination of this Agreement pursuant to Article VI, Seller shall: (i) conduct the operations and affairs related to the Premises and the Purchased Assets only in the Ordinary Course of Business (including with respect to the payment of accounts payable of Seller related to the Purchased Assets) and in a manner that is consistent with Seller's current operating standards (including with respect to stocking, inventory, employee headcounts, repairs, and promotions) for the Premises; (ii) use commercially reasonable efforts to maintain and preserve intact the businesses operated in the Premises; (iii) maintain appropriate levels of Merchandise consistent with past practice; (iv) maintain capital expenditures in the Ordinary Course of Business and make all presently scheduled capital expenditures; and (v) maintain the Purchased Assets in good operating condition and repair (including without limitation the completion of all customary and regularly scheduled maintenance), subject to ordinary wear and tear. Without limiting the generality of the foregoing, except as disclosed on the Conduct of Business Schedule or otherwise expressly provided in this Agreement or with the prior written consent of Purchaser, from the Signing Date until the Closing Date, Seller shall not:

          (a)          change the name of, or any signage at, any Individual Premises;

          (b)          sell, assign, convey, pledge, mortgage, lease, dispose, license, transfer or otherwise dispose of, or impose any Liens upon, the Purchased Assets or any interest therein, other than in the Ordinary Course of Business;

          (c)          make any material changes in the methods of operation and management of the Premises, including practices and policies relating to the purchasing of Merchandise, marketing, selling, pricing or accounting other than sale or consumption of inventory in the Ordinary Course of Business;

          (d)          alter its methods of allocating Merchandise and other assets and employees between the Premises or, other than in the Ordinary Course of Business, otherwise move or transfer its Merchandise and other assets between the Premises;

          (e)          take any action which is inconsistent with its obligations under this Agreement or with the consummation of the Closing;

          (f)          disclose any proprietary confidential information to any Person (other than Purchaser and its Affiliates and other than in the Ordinary Course of Business in circumstances in which it has imposed reasonable confidentiality restrictions), or abandon or permit to lapse any Proprietary Rights;

          (g)          voluntarily incur any material damage, destruction or loss (whether or not covered by insurance) with respect to the Purchased Assets (including, without limitation, demolish or remove existing Improvements in the Leased Real Property);

          (h)          voluntarily fail to maintain in full force and effect any of the Assumed Contracts through their expiration dates, or take or permit any action constituting a material breach or default under any Assumed Contract, or modify, amend or terminate any of the Assumed Contracts other than in the Ordinary Course of Business;

          (i)          make or grant any bonus or any wage or salary increase to any employee or group of employees (except as required by pre-existing contracts or, in the case of non-officer employees, consistent with past practice or as the result of an employee promotion in the Ordinary Course of Business), or make or grant any increase in any employee benefit plan or arrangement, or amend or terminate any existing employee benefit plan or arrangement or adopt any new employee benefit plan or arrangement, except as may be consistent with past practice;

          (j)          enter into any contract or agreement that involves the performance of services or delivery of goods or materials of an amount or value greater than Twenty-Five Thousand Dollars ($25,000) (other than contracts or agreements for the delivery of Merchandise in the Ordinary Course of Business), unless approved by Purchaser, which approval shall not be unreasonably withheld or delayed;

          (k)          agree or commit to do any of the foregoing (other than negotiations with Purchaser and its representatives regarding the transactions contemplated by this Agreement);

          (l)          voluntarily become subject to any material liability with respect to the Premises and the operation of the business thereon, except current liabilities incurred in the Ordinary Course of Business; or

          (m)          implement any employee layoffs in the Premises which could implicate the WARN Act, except as required by this Agreement.

          5.2          Access to Information and Premises.

          (a)          Seller agrees that, between the Signing Date and the earlier of the Closing Date or the termination of this Agreement pursuant to Article VI, Purchaser, Purchaser's Affiliates' lenders, and their respective representatives shall, upon reasonable notice and so long as such access does not unreasonably interfere with the business operations of Seller (and subject to the rights of any landlord), have reasonable access during normal business hours, or other times reasonably agreed, to all Premises and shall be entitled to make such reasonable investigation of the properties, businesses and operations of Seller (including without limitation engineering studies, surveys, inspections relating to title work and physical inspections of Premises and/or Improvements and any environmental assessments, audits and investigations (including without limitation, the procurement and analysis of soil, water, air, and building samples at any of the Premises and the preparation and disclosure of BEAs) or to conduct a physical inspection of the Merchandise and physical inspection of the equipment and Improvements) located at the Premises and shall be entitled to examine the books and records and financial condition of Seller related to the operation of the Premises whether evidenced in writing, electronic data, computer software or otherwise, as they reasonably request, and to make extracts and copies (at Purchaser's sole expense) to the extent necessary of such items. Purchaser shall provide Seller with copies of its environmental assessments, audits, investigations and BEAs as soon as reasonably practicable after they become available. Purchaser shall not disclose any BEA conducted pursuant to this Section 5.2(a) to the Michigan Department of Environmental Quality ("DEQ") or any other agency of the State of Michigan (i) until after the Closing Date and (ii) only after first providing Seller with a copy of such BEA not less than five (5) business days prior to submittal to the DEQ and giving reasonable consideration to any comments on such BEA received from Seller within that time period. To the extent received by Purchaser after a date that is ten (10 days prior to the Due Diligence Deadline, no information obtained from the investigation conducted pursuant to this Section 5.2(a) or otherwise received from Seller shall in any way affect any representations or warranties made herein, the conditions to the obligations of the respective Parties to consummate the transactions contemplated by this Agreement, or Purchaser's indemnification rights pursuant to Article VII. To the extent reasonably available to Seller, Seller shall provide Purchaser with access to daily operating results and other information concerning the performance of Seller's business.

          (b)          From the Signing Date through the Closing Date, Seller shall deliver to Purchaser copies of (i) Seller's routine periodic financial statements for each of the Premises (by store and on a consolidated basis), in each case as soon as reasonably practicable (and in any event within fifteen (15) business days) following the end of each accounting period, (ii) routine weekly sales, margin, labor and other operational reports for each of the Premises as soon as reasonably practicable following the end of each week, and (iii) such other routine available information regarding the operation of the Premises as Purchaser may reasonably request. Upon the execution of this Agreement, Seller shall provide Purchaser with copies of all historical data relating to sales, profits and losses (including all underlying data and documents, in electronic format whenever possible) for the Premises.

          5.3          Notification of Certain Matters; Schedules. Seller shall give written notice to Purchaser of (i) the occurrence or nonoccurrence of any event that has caused or could reasonably be expected to cause (A) any representation or warranty of Seller contained in this Agreement to be untrue or inaccurate at any time from the Signing Date to the Closing Date or (B) directly or indirectly, any Material Adverse Effect, or (ii) any material failure of Seller to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder. The delivery of any such notice on or before the date that is ten (10) days prior to the Due Diligence Deadline shall be deemed to create a new Schedule or to amend or supplement the pertinent Schedule for all purposes hereunder. Notwithstanding the foregoing, and for purposes of greater clarity, the delivery of any notice pursuant to this Section 5.3 following the date that is ten (10) days prior to the Due Diligence Deadline shall not (x) be deemed to amend or supplement any of the Schedules contemplated hereby, (y) be deemed to cure any breach of any representation, warranty, covenant or agreement or to satisfy any condition or (z) limit or otherwise affect the remedies available hereunder to the party receiving such notice.

          5.4          Further Assurances.

          (a)          Subject to the terms and conditions of this Agreement, the Parties shall use their commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Legal Requirements to consummate and make effective the transactions contemplated by this Agreement, including without limitation using their commercially reasonable efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of any governmental or regulatory official, body or authority and parties to the Assumed Contracts with Seller as are necessary for the consummation of the transactions contemplated hereby. The Parties shall make on a prompt and timely basis all governmental or regulatory notifications and filings required to be made by them for the consummation of the transactions contemplated hereby.

          (b)          Seller agrees to request and to use its commercially reasonable efforts to obtain landlord estoppels (in the form of Exhibit D hereto), subtenant estoppels (in the form of Exhibit E hereto), lien waivers and the Non-Disturbance Agreements.

          5.5          Exclusivity; No Solicitation of Transactions. Seller represents that, other than the transactions contemplated by this Agreement, Seller is not a party to or bound by any agreement with respect to a possible merger, sale, restructuring, refinancing or other disposition of all or any material part of the Premises or the Purchased Assets. From and after the Signing Date and until the earlier of the Closing Date or the termination of this Agreement pursuant to Article VI, Seller shall not, directly or indirectly, (i) solicit, initiate, encourage or participate in negotiations or discussions regarding any Acquisition Proposal, regardless of whether such offer was unsolicited, or furnish any information with respect to, assist or participate in or facilitate in any other manner any effort or attempt by any Person (other than Purchaser and its Affiliates) to do or seek to do any of the foregoing or (ii) execute an agreement with respect to an Acquisition Proposal. From the Signing Date until the Closing Date (i) neither Seller nor any of its Affiliates shall discuss, negotiate or consummate any transaction involving the sale, exchange, liquidation, reorganization, or other disposition of all or any part of the Purchased Assets, except for the sale of inventory in the Ordinary Course of Business, (ii) Seller will not file a voluntary petition for bankruptcy, and (iii) take any action inconsistent in any way with the transactions contemplated in this Agreement. Notwithstanding the foregoing, Seller shall be permitted to (a) communicate with its shareholders, including the ESOP, regarding any unsolicited Acquisition Proposals; and (b) discuss with the maker of any unsolicited Acquisition Proposals to determine the bona fide nature of such Acquisition Proposals solely for the purpose of permitting Seller to comply with Legal Requirements relating to the fiduciary duties of Seller and its board and officers to the shareholders of Seller.

          5.6          Further Transfers; Transition Assistance. Seller shall execute and deliver such further instruments of conveyance and transfer and take such additional action as Purchaser may reasonably request to effect, consummate, confirm or evidence the transfer to Purchaser of the Purchased Assets, the assumption by Purchaser of the Assumed Liabilities and the conduct by Purchaser of the businesses operated in the Premises (including with respect to obtaining and maintaining all licenses, permits, authorizations, accreditations and consents necessary or desirable in connection therewith), and Seller shall execute such documents as may be necessary to assist Purchaser in preserving or perfecting its rights in the Purchased Assets and its ability to operate the Premises. Following the Closing, Seller and Purchaser agree to cooperate with each other and to provide each other with all information and documentation reasonably necessary to permit the preparation and filing of all federal, state, local and other Tax Returns with respect to operation of the Premises; provided that each Party shall reimburse the other party for such other Party's reasonable out-of-pocket expenses in connection therewith. Seller agrees that subsequent to the Closing it shall promptly refer all customer inquiries with respect to the Purchased Assets to Purchaser.

          5.7          Confidentiality. After the Closing, Seller shall maintain as confidential and shall not use or disclose (except to Seller's attorneys, accountants and other consultants or as required by law or as authorized in writing by Purchaser) any confidential information related to the Purchased Assets or the Premises. Seller further agrees to take all appropriate steps (and to cause each of its Affiliates to take all appropriate steps) to safeguard such confidential information and to protect it against disclosure, misuse, espionage, loss and theft. In the event Seller is required by law to disclose any confidential information related to the Purchased Asserts or the Premises, Seller shall promptly notify Purchaser in writing, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and shall cooperate with Purchaser to preserve the confidentiality of such information consistent with applicable law.

          5.8          Sales and Transfer Taxes. Seller shall pay all sales, transfer, deed, stamp, excise and other Taxes, fees and charges imposed as a result of the assignment of the Leases and the transfer of any other interests in real or personal property under this Agreement (collectively, the "Transfer Taxes"), together with any interest, penalties or additions to such Transfer Taxes. Seller and Purchaser shall cooperate in making, in a timely manner, all filings, returns, reports and forms as are necessary or appropriate to comply with all applicable laws in connection with the payment of Transfer Taxes and shall cooperate in good faith to minimize, to the fullest extent possible under such laws, the amount of any such Transfer Taxes.

          5.9          Non-Competition.

          (a)          Seller acknowledges and agrees as follows:

          (i)          Acknowledgements. Seller has become familiar with the following, any and all of which constitute confidential information of the retail grocery and pharmacy business operated under the trade name "Felpausch" using the Purchased Assets (the "Business"): (1) any and all trade secrets concerning the Business, which includes but is not limited to, product specifications, data, know-how, formulae, compositions, processes, designs, graphs, drawings, samples, inventions and ideas, past, current and planned research and development, current and planned distribution methods and processes, customer lists, vendor lists, current and anticipated customer requirements, price lists, market studies, business plans, computer software and programs, computer software and database technologies, systems, and any other information, however documented, of the Business that is a trade secret; (2) any and all information concerning the Business, which includes, but is not limited to, historical financial statements, financial projections and budgets, historical and projected sales, capital spending budgets and plans, the names and backgrounds of key personnel, personnel training and techniques and materials, however documented, and (3) any and all notes, analysis, compilations, studies, summaries, and other material prepared by or for the Business containing or based, in whole or in part, on any information included in the foregoing;

          (ii)          Purchaser has required that Seller make the covenants set forth in this Section 5.9 of this Agreement as a condition to Purchaser's purchase of the Purchased Assets;

          (iii)          the provisions of Paragraphs (b), (c), and (d) of this Section 5.9 are reasonable and necessary to protect and preserve the Business and the Purchased Assets, and the goodwill associated therewith; and

          (iv)          the Business would be irreparably damaged if Seller were to breach the covenants set forth in Paragraphs (b), (c), and (d) of this Section 5.9.

          (b)          Covenant Not to Compete. For a period of five (5) years from the Closing Date, each Seller covenants not to compete, directly or indirectly, with the Business or with Purchaser, including but not limited to participating, directly or indirectly, in the ownership, management, financing (including loans, gifts, equity, guarantee, or other means of financing) or control of, or acting as a consultant, employee or agent for, or leasing, subleasing, or selling any real property or guaranteeing an obligation in connection with the sale or lease of real property, in whole or in part, to any person that is engaged or plans to become engaged in the business of owning or operating a grocery store, grocery superstore, wholesale club, supermarket, limited assortment store, convenience store, gas station, car wash, bakery, delicatessen, commissary, drug store, liquor store, pharmacy or any other store that offers grocery, food, liquor, pharmaceuticals or fuel products collectively with devoted selling square footage of more than five percent 5% of its total selling square footage ("Prohibited Business"). The geographic scope of the foregoing covenants shall be a ten (10) mile radius from: (a) all Premises; and (b) any grocery store, convenience store, fueling station, pharmacy or any other retail location owned or operated by Purchaser or any Affiliates of Purchaser as of the date of this Agreement. The Parties agree that the foregoing restrictions shall not apply to Seller's operation of the Save-A-Lot Stores at their current locations post-Closing.

          (c)          Non-solicitation of Employees. For a period of two (2) years from the Closing Date, Seller will not induce any person employed by Purchaser or any Affiliate of Purchaser to leave such employment or directly or indirectly assist any other person or company in requesting or inducing any such employee to leave his or her employment.

          (d)          No Disparagement. For a period beginning upon the execution of this Agreement and ending five (5) years after the Closing Date, Seller will not disparage Purchaser or any Affiliate of Purchaser.

          (e)          Limitations; Judicial Construction. If any court of competent jurisdiction finds that the time period of any of the covenants contained in this Section 5.9 is too lengthy or the scope of the covenants too broad, the restrictive time period shall be deemed to be the longest period permissible by law and the scope shall be deemed to comprise the largest scope permissible by law under the circumstances. It is the intent of the Parties to protect and preserve the business and goodwill of the Business and the Purchased Assets and thus the Parties agree and direct that the time period and scope of the foregoing covenants be the maximum permissible duration and size.

          (f)          Remedies. Each Seller acknowledges and agrees that the covenants and restrictions contained in this Agreement are reasonably required for the protection of Purchaser's investment in the Business and the Purchased Assets. Seller agrees that in the event of any default in or breach of any of the terms, conditions or provisions of this Section 5.9 (either actual or threatened) by any Seller, Purchaser's remedies at law will be inadequate. Seller agrees that in such event, Purchaser will have the right to specific performance and injunctive relief (without posting any bond or other security) in addition to any and all other rights and remedies available at law or in equity.

          5.10          Coupons and Gift Certificates. For eighteen (18) months following the Closing (or, if earlier, until the depletion of the Estimated Gift Certificate Amount and Estimated Coupon Amount), Purchaser shall honor all gift certificates, gift cards, coupons, rain checks, store scrip, key cards, club cards and similar promotional devices issued by Seller prior to Closing. The amounts of sales paid, discounts honored, and merchandise provided by honoring such items will be deducted from the Estimated Gift Certificate Amount or Estimated Coupon Amount as appropriate. At any time during which there is no remaining Estimated Coupon Amount, Purchaser may, at its option, either present Seller-issued and Purchaser-honored coupons, rain checks, key cards, club cards and/or similar promotional devices (or evidence thereof) to Seller for reimbursement (which reimbursement shall be paid promptly), or deduct such amounts from the Holdback Amount. At any time during which there is no remaining Estimated Gift Certificates Amount, Purchaser may, at its option, either present Seller-issued and Purchaser-honored gift certificates, gift cards and/or store scrip to Seller for reimbursement (which reimbursement shall be paid promptly), or deduct such amounts from the Holdback Amount. At any time during which there is no Holdback Amount remaining, if (i) Purchaser elects to honor Seller-issued coupons, rain checks, key cards, club cards and/or similar promotional devices (and there is no Estimated Coupon Amount), Seller shall promptly reimburse Purchaser for the amounts honored after delivery to Seller of Seller-issued and Purchaser-honored coupons, rain checks, key cards, club cards and/or similar devices (or evidence thereof) or (ii) Purchaser elects to honor Seller-issued gift certificates, gift cards and/or store scrip (and there is no Estimated Gift Certificates Amount), Seller shall promptly reimburse Purchaser for the amounts honored after delivery to Seller of Seller-issued and Purchaser-honored gift certificates, gift cards, and/or store scrip.

          5.11          Press Release. No Party, or its directors, officers, employees, accountants, counsel or other representatives, will make any public or other disclosure or public or other release of information concerning the existence or the subject matter of this Agreement without the consent of the other Parties; notwithstanding the foregoing, Purchaser shall be entitled to: file or furnish to the Securities Exchange Commission any documents or disclosures (including Form 8-K) it reasonably believes to be required by law; provided, that prior to filing or furnishing documents or disclosures to the Securities and Exchange Commission, Purchaser shall have delivered notice of such action (and an opportunity to review the proposed disclosure) at least twenty-four (24) hours prior to taking such action, unless in Purchaser's reasonable judgment earlier disclosure is required by applicable law or regulation, in which case Purchaser shall provide as much advance notice to Seller as is reasonably practical. Seller shall be entitled to provide necessary notices and disclosures to the shareholders of Seller without the consent of Purchaser; provided, that prior to providing such notices or disclosures to the shareholders of Seller, Purchaser shall have delivered notice of such action (and an opportunity to review the proposed disclosure) at least twenty-four (24) hours prior to taking such action, unless in Seller's reasonable judgment earlier disclosure is required by applicable law or regulation, in which case Seller shall provide as much advance notice to Purchaser as is reasonably practical.

          5.12          Condemnation; Damage to Property.

          (a)          If, between the Signing Date and the Closing Date, any condemnation or eminent domain proceedings occur which result in the taking of all or any portion of any of the Individual Premises, Purchaser may, in its sole discretion, (i) take all condemnation or eminent domain proceeds payable to Seller that would make Purchaser whole, proceed with the Closing and Seller shall assign to Purchaser all of Seller's right, title and interest in and to any award made in connection with such condemnation or eminent domain proceedings and Purchaser shall pay the full Purchase Price without any credit or reduction thereto or (ii) terminate this Agreement.

          (b)          Risk of loss, destruction or damage to any of the Purchased Assets or the Premises shall be borne by Seller until the Closing. If any loss, destruction or damage to any of the Purchased Assets or the Premises occurs prior to the Closing (each a "Loss Event"), Seller shall repair, replace and restore the lost, destroyed or damaged property to its former condition; provided that if Seller is not able to repair, replace or restore such lost, destroyed or damaged property prior to the Closing Date, as determined by Purchaser (after good faith negotiations with Seller) in its reasonable discretion, Purchaser may, in its sole discretion, (i) terminate this Agreement or (ii) purchase the Individual Premises at the Closing without reduction in the Purchase Price, whereupon Seller shall assign any casualty award under any applicable insurance policy to Purchaser and shall pay Purchaser an amount equal to any deductible under such insurance policy.

          5.13          Defects. In the event that during Purchaser's inspection of the Premises, in Purchaser's good faith judgment, Purchaser discovers a Defect (as hereinafter defined), then Purchaser shall notify Seller of the Defect in writing (the "Defect Notice") no later than seven days before Closing. The Defect Notice must include a reasonably sufficient description of the Defect(s) and a good faith estimate, if an estimate can feasibly be made, of the cost of correcting the Defect(s). Seller may correct the Defect(s) in accordance with applicable Legal Requirements (including, in the case of a Defect arising out of an environmental condition, Environmental and Safety Requirements) and consistent with generally accepted commercial practices, on or before Closing Date. In the event Seller does not correct the Defect(s) on or before the Closing Date, Purchaser may, in its sole discretion: (i) proceed with the Closing but escrow an amount of the Closing Date Cash Payment equal to 110% of the estimated cost to correct the Defect(s) and continue correcting the Defect; or (ii) terminate this Agreement. Any proceeds remaining in escrow following correction of the Defect(s) shall be released to Seller. To the extent the funds escrowed pursuant to this Section 5.13 are insufficient, the funds beyond such escrowed amount needed to correct the Defect shall be deemed an Excluded Liability. In the event Seller (as tenant) is not responsible for a Defect under the pertinent Lease and Purchaser has delivered notice of a Defect pursuant to this Section 5.13, Seller shall notify the pertinent landlord of such Defect and, together with Purchaser, request from such landlord that remediation or repair efforts be commenced.

          "Defect" is defined as: (i) defect(s) in the condition of the structure (including roof), equipment, plumbing, electrical or mechanical systems, or other similar defects at any of the Individual Premises having a reasonable estimate of repair (A) in excess of Ten Thousand Dollars ($10,000) on a per defect basis (a "Threshold Defect"), or (B) in the aggregate in excess of Ten Thousand Dollars ($10,000) at any given Individual Premises, excluding any Threshold Defects associated with that Individual Premises, which Defect(s) shall include, without limitation, any deferred maintenance obligations under the Leases; (ii) an environmental condition affecting an Individual Premises that would prevent or impair the operation of the Individual Premises in Purchaser's Ordinary Course of Business or that creates an unacceptable risk in Purchaser's reasonable judgment, of Purchaser becoming subject to liability for remediation, removal, corrective action or other response activity, for the cost of the foregoing, or for damages or penalties payable to any party as a result of the environmental condition of the Premise; (iii) any third-party right to "repurchase" all or any portion of any Individual Premises or a reversionary interest exists with respect thereto; (iv) Purchaser's rights as a tenant under a Lease may be foreclosed or otherwise terminated by the existence of a Lien; (v) any judgment or non-consensual Liens recorded against an Individual Premises which is not fully bonded over or fully insured over by a title company; or (vi) after Purchaser's review of any Lease Documents, a Lease Document is materially different from the information given to Purchaser regarding such Lease Document or contains terms not previously disclosed to Purchaser which are unacceptable to Purchaser in its reasonable discretion. If Seller and Purchaser cannot agree on the form or estimated cost of correcting a Defect, such dispute shall be submitted to an engineer (item (i)) or environmental consultant (item (ii)) mutually agreeable to the parties (collectively, the "Decision Maker"), the expense of which shall be borne equally by the parties. The Decision Maker shall decide which form of correction is a reasonably cost-effective solution or the amount of the Defect and such decision shall be binding upon the parties.

          5.14          Use of Seller Trademark. Except to the extent currently utilized by Affiliates of Seller as set forth on Schedule 5.14, Seller agrees (on behalf of itself and its Affiliates, Subsidiaries or shareholders) that from and after the Closing it (and each of its Affiliates and Subsidiaries) will not use the name "Felpausch," or "Feldpausch" in conjunction with a commercial enterprise, whether alone or in combination with any other name, word or phrase, which would make a reasonable person believe that such enterprise was associated or affiliated with the business operations of Seller being acquired by Purchaser.

          5.15          Reviewed Financial Statements. As soon as practicable after the Signing Date, Seller shall provide to Purchaser completed reviewed financial statements for the year ended September 30, 2006.

          5.16          Confidentiality Agreements. At the Closing, Seller shall assign to Purchaser all of its rights under any and all confidentiality agreements with any other parties with whom Purchaser discussed possible sale of all or any of the Premises and which remain in effect at the date of Closing. As of the Closing, the Confidentiality Agreement shall terminate.

          5.17          Schedules & Exhibits. Each Party acknowledges that the schedules and form of exhibits to this Agreement are not final as of the Signing Date. The Parties agree that Seller shall deliver to Purchaser all Schedules to be furnished pursuant to Article 3 of this Agreement no later than ten (10) days following the Signing Date. In addition, the Parties agree that all other Schedules and Exhibits pursuant to this Agreement not set forth above in this Section 5.17 shall be finalized no later than twenty (20) days following the Signing Date. All schedules in this Agreement, regardless of when finalized, are referred to herein as "Schedules," collectively. All exhibits in this Agreement, regardless of when finalized, are referred to herein as "Exhibits," collectively.

          5.18          Employees. Immediately before the Closing Date, Seller shall terminate all individuals primarily employed at the Premises ("Premises Employees"). Purchaser shall have no obligation to rehire or otherwise retain any of the Premises Employees. Purchaser shall consider the application of each Premises Employee who submits an application and whose job location as of the Closing Date is at the Premises. Purchaser shall consider such employees for positions with Purchaser's operations following the Closing Date. Seller agrees to cooperate with Purchaser in the delivery by Seller of any WARN or similar notice to such Premises Employees. Seller shall obtain insurance coverage through a third-party carrier to satisfy the continuation coverage requirements of COBRA for all Premises Employees who are not hired by Purchaser and for any individuals who are COBRA qualified beneficiaries to Seller's health plan as of the Closing Date. Purchaser agrees that to the extent that Purchaser determines, in its discretion, to hire or retain any of the Premises Employees, Purchaser will immediately provide insurance coverage to such Premises Employees who are covered by Seller's health plan as of the Closing Date and who meet Purchaser's eligibility requirements so as to prevent Seller from having any continuation coverage requirements of COBRA relative to the Premises Employees hired or retained by Purchaser and are eligible under for coverage under Purchaser's plan.

          5.19          Pharmacy Licenses. Beginning on the Closing Date, Seller acknowledges that Purchaser shall be entitled to utilize, only in connection with Purchaser's operation of the

Pharmacies, the following permits, licenses, registrations or certifications of Seller related to the Pharmacies and any other permit, license, registration or certification of Seller appropriate or necessary to operate the Pharmacies: (i) State of Michigan Pharmacy License; (ii) State of Michigan Controlled Substance License; (iii) DEA Controlled Substance Registration Certificates; and (v) NCPDP Provider Number (collectively, the "Licenses"). To effect the foregoing authorization, at or prior to the Closing, Seller and Purchaser shall both execute such documents, if any, as may be required or requested by a governmental agency, including any affidavits of sale. Purchaser's use of the Licenses shall automatically terminate upon the issuance to Purchaser of all of the Licenses referenced above with respect to the Pharmacies. Purchaser shall promptly apply for the Licenses and shall use its commercially reasonable efforts to obtain such Licenses. Notwithstanding anything contained herein to the contrary, any Losses arising from Purchaser's utilization of the Licenses shall be an Assumed Liability.

          5.20          HIPAA Compliance. Purchaser agrees to use, store, secure, disclose and maintain the confidentiality of all Pharmacy Records in compliance in all material respects with Legal Requirements, including HIPAA and any other applicable federal or state law related to the Pharmacy Records. Following the Closing, Purchaser shall grant Seller and its authorized representatives and agents including, but not limited to, accountants, attorneys and other consultants, subject to applicable Legal Requirements, reasonable access to and the right to inspect and copy the Pharmacy Records that Seller may from time to time reasonably request. For a period of seven (7) years following the Closing, Purchaser shall not destroy nor transfer or assign the Pharmacy Records to a third party, without first providing Seller with a minimum of forty-five (45) days written notice of the intended destruction or disposition of the Pharmacy Records and providing the Seller the reasonable opportunity to exercise its rights described herein.

          5.21          Fuel Stations - Felpausch-Kelly, L.L.C.. Prior to the Closing Date, Seller shall use its best efforts and take all necessary steps to transfer from Felpausch-Kelly, L.L.C. to Seller all assets, including any those contracts listed on Schedule 5.21 (but no other contracts), all fuel and equipment, necessary for the operation of the fuel stations/convenience stores (the "Fuel Station Assets"). Alternatively, Seller may use its best efforts and take all necessary steps to acquire 100% of the ownership interests of Felpausch-Kelly, L.L.C., in which case Felpausch-Kelly, L.L.C. will sell the Fuel Station Assets to Purchaser in accordance with this Agreement. In either case, such transfer or acquisition will be at no cost to Purchaser, and after such transfer or acquisition is complete, the Fuel Station Assets shall be included in the Purchased Assets in accordance with the provisions of this Agreement.

          5.22          Register Cash. As of the Closing Date, Seller shall leave an aggregate amount of register cash on the Premises which shall equal Twenty Thousand Dollars ($20,000) per Individual Premises on average. The total amount of all register cash is referred to herein as the "Register Cash."

          5.23          Post Closing Use of FC Support Office. Subsequent to the Closing Date, Purchaser shall permit Seller the reasonable use of the FC Support Office (or so much thereof as may be mutually agreed upon by Purchaser and Seller) and the Support Office Equipment for a period of up to twenty-four (24) months (or such shorter period as may be reasonably necessary and convenient as mutually agreed upon by Purchaser and Seller) for the sole purpose of winding up the business affairs of each Seller ("Use Period").

          5.24          Williamston Store Agreement. Purchaser and Seller agree that Seller may commence the renovation/expansion of the exterior of Seller's grocery store located in Williamston, Michigan. Such construction shall be in accordance with plans and contracts mutually agreeable to Purchaser and Seller. Purchaser shall pay any construction costs incurred pursuant to the applicable construction contracts (the "Construction Costs"), and shall provide to Seller an accounting of such Construction Costs. If the transactions contemplated by this Agreement are not consummated for any reason, Seller shall reimburse Purchaser the Construction Costs within two (2) business days following termination of this Agreement.

          5.25          Shareholder Communications; Meeting. In connection with obtaining shareholder approval of the transactions contemplated by this Agreement, Seller shall provide to its shareholders an information statement or other similar written communication. Seller shall prepare and deliver such information statement in accordance with all applicable Legal Requirements and the ESOP plan documents. Seller shall provide Purchaser with reasonable opportunities to review and comment upon such documents before delivery to Seller's shareholders. Seller shall provide Purchaser with copies of all material correspondence received from any shareholders regarding the approval of the transactions contemplated by this Agreement. Purchaser agrees to promptly provide Seller with any information regarding Purchaser reasonably required to be included in such information statement. Seller covenants and agrees to call and hold a shareholders meeting for the purpose of approving the transactions contemplated by this Agreement within sixty (60) days following the Due Diligence Deadline.

          5.26          Shareholder Voting Agreements. As of the Signing Date, Seller shall cause those shareholders of FC listed on Schedule 5.26 ("Required Shareholders") to have entered into Shareholder Voting Agreements with Purchaser in the form of Exhibit H ("Voting Agreements"), which Required Shareholders are all of the officers and directors of FC and own in the aggregate 29.0177% of the outstanding capital stock of FC, plus additional shares allocated to the Required Shareholders stock account under the ESOP. In addition, Seller shall use Seller's reasonable best efforts, subsequent to the Signing Date, to cause the other shareholders of Seller (excluding the ESOP and the Required Shareholders) to enter into Voting Agreements with Purchaser, prior to any vote of the shareholders of FC approving the transactions contemplated by this Agreement.

ARTICLE VI
TERMINATION

          6.1          Events of Termination. This Agreement may be terminated and abandoned at any time prior to the Closing:

          (a)          By mutual written consent of Purchaser and Seller;

          (b)          By Purchaser:

          (i)          pursuant to and in accordance with Sections 5.12, or 5.13;

          (ii)          notwithstanding any other provision hereof, if the Closing shall not have occurred before the Termination Date;

          (iii)          if any of the conditions to the obligations of Purchaser set forth in Section 2.1 shall have become incapable of fulfillment other than as a result of a breach by Purchaser of any covenant or agreement contained in this Agreement, and such condition is not waived by Purchaser;

          (iv)          if there shall be a breach by Seller of any representation or warranty, or any covenant or agreement contained in this Agreement which would result in a failure of an unwaived condition set forth in Section 2.1 and which breach cannot be cured or has not been cured by the earlier of (i) twenty (20) days after the giving of written notice by Purchaser to Seller of such breach and (ii) the Termination Date;

          (v)          if, pursuant to Section 2.1(i), Purchaser is not satisfied with the results of its due diligence investigation of Seller on or before the Financial Due Diligence Deadline or the Due Diligence Deadline, as applicable;

          (vi)          if Purchaser and Seller, following good faith efforts, have not been able to agree upon the final Schedules or the form of the Exhibits on or before the Due Diligence Deadline;

          (vii)          if there has been a Material Adverse Change; or

          (viii)          if Seller fails to call and hold a shareholders meeting for the purpose of approving the transactions contemplated by this Agreement within sixty (60) days following the Due Diligence Deadline.

          (c)          By Seller:

          (i)          notwithstanding any other provision hereof, if the Closing shall not have occurred before the Termination Date;

          (ii)          if any condition to the obligations of Seller set forth in Section 2.2 shall have become incapable of fulfillment other than as a result of a breach by Seller of any covenant or agreement contained in this Agreement, and such condition is not waived by Seller;

          (iii)          if Purchaser and Seller, following good faith efforts, have not been able to agree upon the final Schedules or the form of the Exhibits on or before the Due Diligence Deadline; or

          (iv)          if there shall be a breach by Purchaser of any representation or warranty, or any covenant or agreement contained in this Agreement which would result in a failure of a condition set forth in Section 2.2 and which breach cannot be cured or has not been cured by the earlier of (i) twenty (20) days after the giving of written notice by Seller to Purchaser of such breach and (ii) the Termination Date.

          In the event of termination of this Agreement by either Seller or Purchaser as provided in this Section 6.1, this Agreement shall forthwith become void and there shall be no liability on the part of any Party to any other Party under this Agreement, except for the provisions of Article IX and Section 6.2, which shall continue in full force and effect following any termination and except that nothing herein shall relieve any Party from liability for any knowing or willful breach of this Agreement prior to such termination.

          6.2          Termination Fee .

          (a)          Following the receipt by Seller or its shareholders of an Acquisition Proposal and the occurrence of any of the following events, Seller shall pay, or cause to be paid, to Purchaser by wire transfer of immediately available funds, within two days following the consummation of a Sale Transaction as set forth below, the sum of $2,500,000 (the "Termination Fee"):

          (i)          (A) The shareholders of Seller fail to approve the transactions contemplated by this Agreement; or (B) Seller fails to call and hold a shareholders meeting for the purpose of approving the transactions contemplated by this Agreement within sixty (60) days following the Due Diligence Deadline; and

          (i)          within twelve (12) months following the occurrence of either of the events set forth in Sections 6.2(a)(i)(A) or (B) above, as applicable, Seller or any of its Affiliates consummates a Sale Transaction, or enters into any agreement or contract providing for the implementation of a Sale Transaction and subsequently consummates the Sale Transaction after the twelve (12) month period;

          (b)          Purchaser and Seller agree that the agreements contained in this Section 6.2 are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty.

ARTICLE VII
INDEMNIFICATION

          7.1          Survival of Representations and Warranties. The representations and warranties in this Agreement and the Schedules attached hereto shall survive the Closing as follows:

          (a)          the representations and warranties in Section 3.1 (Organization and Power), Section 3.2(a) (Authorization), Section 3.9 (Assets) (but solely with respect to ownership of the Purchased Assets) and Section 3.10 (Taxes), and in the certificate required to be delivered by Seller pursuant to Section 1.5(b)(iv)(A) with respect to Section 3.1, Section 3.2(a), Section 3.9 and Section 3.10, and the representations and warranties in Section 4.1 (Organization and Power), and Section 4.2(a) (Authorization), and in the certificate required to be delivered by Purchaser pursuant to Section 1.5(b)(v)(A) with respect to Section 4.1, and Section 4.2(a), and any representation and warranty fraudulently given, shall not terminate;

          (b)          the representations and warranties in Section 3.18 (Environmental Matters) and in the certificate required to be delivered by Seller pursuant to Section 1.5(b)(iv)(A) with respect to Section 3.18, shall terminate on the fifth (5th) anniversary of the Closing Date;

          (c)          the representations and warranties in Section 3.14 (Brokerage) and 3.20 (Insurance) shall terminate as of the Closing Date; and

          (d)          all other representations and warranties in this Agreement and the Schedules attached hereto (including the certificate required to be delivered by Seller pursuant to Section 1.5(b)(iv)(A) and the certificate required to be delivered by Purchaser pursuant to Section 1.5(b)(v)(A)) shall terminate on the date that is eighteen (18) months following the Closing Date;

provided that any representation or warranty in respect of which indemnity may be sought under Section 7.2, and the indemnity with respect thereto, shall survive the time at which it would otherwise terminate pursuant to this Section 7.1 if written notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time. The representations and warranties in this Agreement and the Schedules attached hereto shall survive for the periods set forth in this Section 7.1 and shall in no event be affected by any investigation, inquiry or examination made following the date that is ten (10) days prior to the Due Diligence Deadline for or on behalf of Purchaser or Seller, or the knowledge of any of Purchaser's or Seller's officers, directors, shareholders, employees or agents acquired after the date that is ten (10) days prior to the Due Diligence Deadline or the acceptance by Purchaser or Seller of any certificate or opinion hereunder.

          7.2          General Indemnification.

          (a)          Indemnification for Benefit of Purchaser. Except as set forth below, Seller (jointly and severally among each Seller) shall indemnify Purchaser Parties and save and hold each of them harmless against and pay on behalf of or reimburse such Purchaser Parties as and when incurred for any Losses which any such Purchaser Party may suffer, sustain or become subject to, as a result of, in connection with, relating or incidental to or by virtue of (i) any breach of any representation or warranty of Seller under this Agreement or any of the Schedules attached hereto (as they may be supplemented pursuant to Section 5.3 on or before the date that is ten (10) days prior to the Due Diligence Deadline), or in any of the certificates or other instruments or documents furnished to Purchaser by Seller pursuant to this Agreement, (ii) any nonfulfillment or breach of any covenant or agreement by Seller under this Agreement or any of the Schedules attached hereto, (iii) any Excluded Liability, (iv) Seller's termination of any employee or employees of Seller, and (v) any operations or assets of Seller or its Affiliates that do not constitute Purchased Assets. Seller shall not have any liability for indemnification pursuant to Section 7.2(a)(i) until and then only to the extent the aggregate amount of all Losses arising through Section 7.2(a)(i) and incurred by Purchaser for which indemnification may be sought exceeds Five Hundred Thousand Dollars ($500,000) (the "Basket Amount"). With respect to any breach by Seller of any representation or warranty, any qualifications or exceptions relating to materiality and Material Adverse Effect shall be disregarded (i.e., Material Adverse Effect shall be replaced with adverse effect) for purposes of determining whether, and the extent and the amount to which, Purchaser shall be entitled to indemnification hereunder with respect to such representations and warranties. In furtherance of the foregoing, and for the avoidance of doubt, the calculation of the Basket set forth in this Section 7.2(a) shall include any Losses incurred by Purchaser for which Purchaser would have been entitled to claim indemnification under this Article VII with respect to a breach of a representation or warranty but for such claim being excluded as a result of such representation or warranty being qualified by materiality or Material Adverse Effect.

          (b)          Indemnification for Benefit of Seller. Except as set forth below, Purchaser shall indemnify Seller, its Affiliates, shareholders, directors and employees (collectively, "Seller Parties") and hold them harmless against any Losses which any such Seller Party may suffer, sustain or become subject to, as the result of, in connection with, relating or incidental to or by virtue of (i) any breach of any representation or warranty of Purchaser under this Agreement or any of the Schedules attached hereto, or in any of the certificates furnished pursuant to this Agreement, (ii) any nonfulfillment or breach of any term, covenant, condition or agreement by Purchaser under this Agreement or any of the Schedules attached hereto, (iii) post-closing liquor license violations by Purchaser, or (iv) the nonpayment or breach by Purchaser of any Assumed Liability. Purchaser shall not have any liability for indemnification pursuant to Section 7.2(b)(i) until and then only to the extent the aggregate amount of all Losses arising through Section 7.2(b)(i) and incurred by Seller for which indemnification may be sought exceeds Five Hundred Thousand Dollars ($500,000) (the "Purchaser Basket Amount"). With respect to any breach by Purchaser of any representation or warranty, any qualifications or exceptions relating to materiality shall be disregarded (i.e., Material Adverse Effect shall be replaced with adverse effect) for purposes of determining whether, and the extent and the amount to which, Seller shall be entitled to indemnification hereunder with respect to such representations and warranties. In furtherance of the foregoing, and for the avoidance of doubt, the calculation of the Purchaser Basket set forth in this Section 7.2(b) shall include any Losses incurred by Seller for which Seller would have been entitled to claim indemnification under this Article VII with respect to a breach of a representation or warranty but for such claim being excluded as a result of such representation or warranty being qualified by materiality or Material Adverse Effect.

          (c)          Manner of Payment; Limitation. Notwithstanding any other provision hereof, any indemnification of Purchaser Parties pursuant to this Section 7.2 shall be paid first out of the Holdback Amount. When the Holdback Amount is exhausted, such indemnification obligations shall be the joint and several liability of each Seller. Regarding such obligations, FC, pursuant to Section 9.15, shall be required to create and maintain the Indemnity Account from which any indemnification payments shall be made (after exhaustion of the Holdback Amount). Any such indemnification payments shall include interest at a rate per annum equal to the prime rate of interest announced from time to time in The Wall Street Journal calculated on the basis of the actual number of days elapsed over 360, from the date any such Loss is suffered or sustained to the date of payment. All indemnification payments under this Section 7.2 shall be deemed adjustments to the Purchase Price set forth in Section 1.3(a) above. No Party shall be liable for indemnification payments to the extent Losses are offset by either (i) a Tax deduction, credit, refund or other reduction in Tax that actually has been or actually and incontrovertibly will be realized by an Indemnitee due to the applicable Losses or (ii) insurance proceeds actually received or contractually owing, in either case, to the extent such benefit or proceeds arise as a result of the act, omission, breach, or event that gave rise to the indemnification obligation. Seller's aggregate total liability for indemnification under Section 7.2(a)(i) shall not exceed Five Million Dollars ($5,000,000) (the "Cap"); provided however, that this limit shall not apply to indemnification obligations arising as a result of any representation and warranty fraudulently given. For purposes of greater clarity, the Basket Amount and Cap shall not be applicable to indemnification claims arising pursuant to Section 7.2(a)(ii), (iii), (iv), or (v). The indemnification provisions of this Section 7.2, together with any equitable relief a party may be entitled to, constitute the sole and exclusive remedies with respect to any and all claims relating to the subject matter of this Agreement.

          (d)          Defense of Third-party Claims. Any party making a claim for indemnification under this Section 7.2 (an "Indemnitee") shall notify the indemnifying party (an "Indemnitor") of the claim in writing promptly after receiving written notice of any action, lawsuit, proceeding, investigation or other claim against it (if by a third party), describing the claim, the amount thereof (if known and quantifiable), and the basis thereof; provided that the failure to so notify an Indemnitor shall not relieve the Indemnitor of its obligations hereunder except to the extent that (and only to the extent that) such failure shall have caused the damages for which the Indemnitor is obligated to be greater than such damages would have been had the Indemnitee given the Indemnitor prompt notice hereunder. Any Indemnitor shall be entitled to participate in the defense of such action, lawsuit, proceeding, investigation or other claim giving rise to an Indemnitee's claim for indemnification at such Indemnitor's expense, and at its option (subject to the limitations set forth below) shall be entitled to assume the defense thereof by appointing counsel reasonably acceptable to the Indemnitee to be the lead counsel in connection with such defense; provided further that, prior to the Indemnitor assuming control of such defense it shall first (i) verify to the Indemnitee in writing that such Indemnitor shall be fully responsible (with no reservation of any rights) for the entirety of all liabilities and obligations relating to such claim for indemnification and that it will provide full indemnification (whether or not otherwise required hereunder) to the Indemnitee with respect to such action, lawsuit, proceeding, investigation or other claim giving rise to such claim for indemnification hereunder and (ii) enter into an agreement with the Indemnitee in form and substance satisfactory to the Indemnitee which agreement unconditionally guarantees the payment and performance of any liability or obligation which may arise with respect to such action, lawsuit, proceeding or investigation; and provided further, that:

          (i)          the Indemnitee shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose; provided that the fees and expenses of such separate counsel shall be borne by the Indemnitee (other than any fees and expenses of such separate counsel that are incurred prior to the date the Indemnitor effectively assumes control of such defense which, notwithstanding the foregoing, shall be borne by the Indemnitor);

          (ii)          the Indemnitor shall not be entitled to assume control of such defense and shall pay the fees and expenses of counsel retained by the Indemnitee if (A) the claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation; (B) the Indemnitee reasonably believes an adverse determination with respect to the action, lawsuit, investigation, proceeding or other claim giving rise to such claim for indemnification would be detrimental to or injure the Indemnitee's reputation or future business prospects; (C) the claim seeks an injunction or equitable relief against the Indemnitee; (D) upon petition by the Indemnitee, the appropriate court rules that the Indemnitor failed or is failing to vigorously prosecute or defend such claim; or (E) the Indemnitee reasonably believes that the Loss relating to such claim for indemnification could exceed the Cap, if applicable to such indemnification claim;

          (iii)          if the Indemnitor shall control the defense of any such claim, the Indemnitor shall obtain the prior written consent of the Indemnitee before entering into any settlement of a claim or ceasing to defend such claim if, pursuant to or as a result of such settlement or cessation, injunctive or other equitable relief will be imposed against the Indemnitee or if such settlement does not expressly and unconditionally release the Indemnitee from all liabilities and obligations with respect to such claim, with prejudice; and

          (iv)          Seller shall not be permitted to assume any defense of Purchaser relating to Taxes or Tax Returns without Purchaser's express written consent.

          (e)          Nature of Seller's Obligations. Seller's liability with respect to indemnification obligations under this Agreement shall be joint and several and each Person included in the definition of Seller shall (without duplication) be responsible for the entirety of any Losses that any Purchaser Party may suffer.

ARTICLE VIII
CERTAIN DEFINITIONS

          For purposes of this Agreement, the following terms have the meanings set forth below:

                    "Acquisition Proposal" means (other than transactions contemplated by this Agreement) any contract, proposal, offer or other indication of interest relating to (i) a merger, consolidation, tender offer, exchange offer, or other business combination or other similar transaction involving the Seller, (ii) a sale, lease, exchange, mortgage, transfer or other disposition, in a single transaction or series of related transactions, of any of the Purchased Assets (except for sale and consumption of inventory in the ordinary course of business), or (iii) a purchase or sale of Seller's securities, in a single transaction or series of related transactions, representing twenty percent (20%) or more of the voting power of the capital stock of (or other ownership interest in) Seller.

                    "Affiliate" of any particular Person means any other Person controlling, controlled by or under common control with such Person. For purposes of this definition, "control" (including the terms "controlling," "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and such "control" will be presumed if any Person owns 25% or more of the voting capital stock or other ownership interests, directly or indirectly, of any other Person.

                    "Assumed Contracts" has the meaning set forth in Section 1.1(a)(iv).

                    "Assumed Liabilities" has the meaning set forth in Section 1.2(a).

                    "Basket Amount" has the meaning set forth in Section 7.2(a).

                    "Business" has the meaning set forth in Section 5.9(a)(i).

                    "BEAs" has the meaning set forth in Section 3.18(c).

                    "CAM" has the meaning set forth in Section 1.4(a).

                    "Cap" has the meaning set forth in Section 7.2(c).

                    "Closing" and "Closing Date" have the meanings set forth in Section 1.5(a).

                    "Closing Date Cash Payment" has the meaning set forth in Section 1.3(c)(i).

                    "COBRA" means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state law.

                    "Code" means the Internal Revenue Code of 1986, as amended, and any reference to any particular Code section shall be interpreted to include any revision of or successor to that section regardless of how numbered or classified.

                    "Confidentiality Agreement" has the meaning set forth in Section 9.7.

                    "Consolidated Financial Statements" has the meaning set forth in Section 3.4.

                    "Controlled Substances" shall mean all controlled substances as such term as defined in Mich. Comp. Law, §333.7104(ii) that are included in the Merchandise.

                    "Data" has the meaning set forth in Section 3.19(a).

                    "Decision Maker" has the meaning set forth in Section 5.13.

                    "Defect" has the meaning set forth in Section 5.13.

                    "Defect Notice" has the meaning set forth in Section 5.13.

                    "Distribution Center" means the Seller's distribution facility located in Charlotte, Michigan.

                    "Distribution Center Leased Tractors" means one 2005 International Model 9200 tandem axle tractor having vehicle identification number 2HSCEAHR15C161245 and one 2007 International Model 9200 tandem axle tractor having vehicle identification number 2HSCEAHR57C408365.

                    "Due Diligence Deadline" means 5:00 p.m. EST on the date that is forty-five (45) days after the Signing Date; provided, however, Purchaser shall have the ability to extend the Due Diligence Deadline for one fifteen (15) day period.

                    "Employee Benefit Plan" means any employee benefit plan (as such term is defined in Section 3(3) of ERISA) and any other benefit plan, program or arrangement that is maintained, sponsored or contributed or required to be contributed to by Seller or any ERISA Affiliate in connection with the Premises.

                    "Environmental and Safety Requirements" shall mean, whenever in effect, all federal, state, local and foreign statutes, regulations, ordinances and similar provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations, and all common law, concerning public health and safety, worker health and safety, pollution or protection of the environment, or establishing liability for environmental cleanup or recovery of the cost of cleanup, including without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, 42 USC §9601 et seq. the Solid Waste Disposal Act, 42 USC §6901 et seq.; the Clean Air Act, 42 USC §7401 et seq.; all regulations promulgated thereunder; and all similar or analogous state laws and regulations.

                    "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

                    "ERISA Affiliate" means any Person that together with Seller would be deemed a "single employer" within the meaning of Section 414 of the Code.

                    "ESOP" means the Felpausch Associate Stock Ownership And Savings Plan.

                    "Estimated Coupon Amount" means the amount reasonably estimated by Seller and Purchaser that will be needed to fully reimburse Purchaser for amounts to be paid out or discounted from future sales pursuant to Section 5.10 in connection with the honoring of coupons, rain checks, key cards, club cards and similar promotional devices issued by Seller prior to the Closing Date.

                    "Estimated Gift Certificates Amount" means the total value of all outstanding gift certificates, gift cards, and store scrip issued by Seller prior to the Closing Date. Seller shall provide Purchaser with an itemized listing of all outstanding gift certificates, gift cards and store scrip as of two (2) days prior to the Closing Date.

                    "Excluded Assets" has the meaning set forth in Section 1.1(b).

                    "Excluded Liabilities" has the meaning set forth in Section 1.2(b).

                    "FC Support Office" means the administrative and support offices of Felpausch located at 127 S. Michigan, Hastings, Michigan 48058.

                    "Financial Due Diligence Deadline" has the meaning set forth in Section 2.1(i).

                    "Financial Statements" has the meaning set forth in Section 3.4.

                    "Fuel Station Assets" has the meaning set forth in Section 5.21.

                    "Fuel Station Assets Purchase Price" has the meaning set forth in Section 2.1(s).

                    "GAAP" means United States generally accepted accounting principles, as in effect from time to time.

                    "Governmental Approvals" has the meaning set forth in Section 2.1(f).

                    "HIPAA" means the Health Insurance and Portability Act of 1996 and the regulations promulgated thereunder.

                    "Holdback Amount" and "Holdback Period" have the meaning set forth in Section 1.3(b)(ii).

                    "Improvements" means all buildings, parking, driveway, sidewalk, and service areas, improvements and fixtures, including but not limited to, trade fixtures and all the systems and equipment serving any building or parking, driveway, sidewalks, or service areas.

                    "Indemnitee" and "Indemnitor" have the meanings set forth in Section 7.2(d).

                    "Individual Premises" has the meaning set forth in Section 1.1(a).

                    "Insurance" includes liability, crime, fidelity, life, fire, product liability, workers compensation, health, director and officer liability, and other forms of insurance owned or maintained by Seller.

                    "Interim Financial Statements" has the meaning set forth in Section 3.4.

                    "Inventory Service" and "Inventory Value" have the meanings set forth in Section 1.3(b)

                    "Knowledge" and terms of similar import mean with respect to Seller, the actual knowledge of all store managers, officers, key executives, shareholders and directors of Seller after making a reasonable inquiry.

                    "Lease Documents" has the meaning set forth in Section 3.8(a).

                    "Leased Real Property" means any land, Improvements or other interests in real property that Seller leases or subleases or otherwise has the right to use, occupy or enjoy under a Lease as identified in the Leased Real Property Schedule.

                    "Leasehold Improvements" means any Improvements located on any Leased Real Property that are owned by Seller, including any Improvements that are subject to reversion to the landlord or any other Person upon the expiration or termination of the Lease of such Leased Real Property, recognizing that Seller's ownership is subject to any such reversion. The Leasehold Improvements are set forth on the Leasehold Improvements Schedule.

                    "Leases" has the meaning set forth in Section 3.8(a).

                    "Legal Requirements" means all means any federal, state, local, municipal or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty of any federal, state and local governments and all agencies thereof relating to the operation of the Premises or the Purchased Assets.

                    "Licenses" has the meaning set forth in Section 5.19.

                    "Lien" or "Liens" means any lien (statutory or otherwise), hypothecation, encumbrance, claim, liability, security interest, interest, mortgage, pledge, restriction, charge, instrument, license, preference, priority, security agreement, easement, covenant, encroachment, option, right of recovery, order of any governmental authority, of any kind or nature (including (i) any conditional sale or other title retention agreement and any lease having substantially the same effect as any of the foregoing, (ii) any assignment or deposit arrangement in the nature of a security device, and (iii) any leasehold interest, license or other right, in favor of a third party or Seller, to use any portion of the Purchased Assets), whether secured or unsecured, choate or inchoate, filed or unfiled, scheduled or unscheduled, noticed or unnoticed, recorded or unrecorded, contingent or non-contingent, material or non-material, known or unknown.

                    "Loss" means any loss, liability, demand, claim, action, cause of action, cost, damage, diminution in value, deficiency, Tax, penalty, fine or expense, whether or not arising out of third party claims (including interest, penalties, reasonable attorneys' fees and expenses and all amounts paid in investigation, defense or settlement of any of the foregoing and the enforcement of any rights hereunder). For purposes of this definition, "diminution in value" shall mean the extent to which the price paid by Purchaser for a Purchased Asset exceeds the price that would have been paid by Purchaser for such Purchased Asset if Seller had not breached its representations and warranties under this Agreement.

                    "Loss Event" has the meaning set forth in Section 5.12(b).

                    "Material Adverse Change" and "Material Adverse Effect" have the meanings set forth in Section 2.1(c).

                    "Merchandise" has the meaning set forth in Section 1.1(a)(ii).

                    "Merchandise Value" has the meaning set forth in Section 1.3(b).

                    "Multiemployer Plan" has the meaning set forth in Section 3(37) of ERISA.

                    "Non-Acquired Merchandise" shall have the meaning set forth on the attached Exhibit A.

                    "Non-Disturbance Agreements" has the meaning set forth in Section 2.1(p).

                    "Ordinary Course of Business" means the ordinary course of business, consistent with past practice, including with regard to nature, frequency and magnitude.

                    "Other Subtenant Receivables" has the meaning set forth in Section 1.4(c).

                    "Permits" has the meaning set forth in Section 3.17(b).

                    "Permitted Liens" means (A) the Subleases; (B) Taxes levied or imposed on, or assessed with respect to, any real property all or any portion of which comprises the Leased Real Property, which Taxes, assessments, fees or charges are (1) not due and payable as of the Closing Date, or (2) are being contested in good faith and, in either case, for which Taxes, appropriate reserves have been established in accordance with GAAP; (C) zoning codes or ordinances, building codes and other laws, regulations, ordinances, decrees or orders regulating the use or occupancy of any Leased Real Property that are not violated by the current use or occupancy of such Leased Real Property; and (D) easements, restrictions, covenants and conditions affecting the title to any Leased Real Property that are of record.

                    "Person" means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, entity or governmental entity (whether federal, state, county, city or otherwise and including any instrumentality, division, agency or department thereof).

                    "Pharmacies" means each of the pharmacies operated at the Premises.

                    "Pharmacy Records" has the meaning set forth in Section 1.1(a)(ii).

                    "Premises" has the meaning set forth in Section 1.1(a).

                    "Premises Employees" has the meaning set forth in Section 5.18.

                    "Prohibited Business" has the meaning set forth in Section 5.9(b).

                    "Proprietary Rights" has the meaning set forth in Section 1.1(a)(iii).

                    "Proration Amount" has the meaning set forth in Section 1.4(a).

                    "Purchased Assets" has the meaning set forth in Section 1.1(a).

                    "Purchase Price" has the meaning set forth in Section 1.3(a).

                    "Purchaser Basket Amount" has the meaning set forth in Section 7.2(b).

                    "Purchaser Parties" means Purchaser and its Affiliates and their respective members, shareholders, officers, directors, managers, employees, agents, representatives, successors and assigns.

                    "Register Cash" has the meaning set forth in Section 5.22.

                    "Required Shareholders" has the meaning set forth in Section 5.26.

                    "Sale Transaction" means (i) a merger, consolidation, tender offer, exchange offer, or other business combination or other similar transaction involving the Seller, (ii) a sale, lease, exchange, mortgage, transfer or other disposition, in a single transaction or series of related transactions, of a majority of the assets of Seller, or (iii) a purchase or sale of Seller's securities, in a single transaction or series of related transactions, representing twenty percent (20%) or more of the voting power of the capital stock of (or other ownership interest in) Seller.

                    "Save-A-Lot Stores" means Seller's operations located at 106 Redfield Plaza, Marshall, Michigan 49068 known as the "Marshall Save-A-Lot" (Store 282) and located at 132 South Cedar, Mason, Michigan 48854 known as the "Mason Save-A-Lot" (Store 262) and all business, assets, properties, rights, titles and interests of every kind and nature owned, licensed or leased by Seller which are used or located at the Marshall Save-A-Lot and/or the Mason Save-A-Lot.

                    "Security Deposits Owed" has the meaning set forth in Section 1.1(a)(xi).

                    "Seller Parties" has the meaning set forth in Section 7.2(b).

                    "Seller Stock" has the meaning set forth in Section 5.23(a).

                    "Shareholder Representative" has the meaning set forth in Section 5.24.

                    "Signing Date" has the meaning set forth in the first paragraph of this Agreement.

                    "Sublease Documents" has the meaning set forth in Section 3.8(c).

                    "Subleased Real Property" means the portion of a Leased Real Property that Seller leases or subleases to any Person, or otherwise grants any Person a right to use, occupy or enjoy, under a Sublease.

                    "Subleases" means all subleases, licenses and other agreements under which Seller grants to any Person a subleasehold estate in, or the right to use or occupy, any portion of the Leased Real Property and set forth on Schedule 3.8(c).

                    "Subsidiary" means, with respect to any Person, any corporation, partnership, limited liability company, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (irrespective of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, limited liability company, association or other business entity, either (A) a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof, or (B) such Person is a general partner, managing member or managing director of such partnership, limited liability company, association or other entity.

                    "Support Office Equipment" means the office equipment currently used in conjunction with and located at the FC Support Offices.

                    "Tax" or "Taxes" means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, property (including general and special real estate taxes and assessments, special service area charges, tax increment financing, charges, payments in lieu of taxes and similar charges and assessments), windfall profits, environmental (including tax under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, foreign or domestic withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, capital gain, estimated or other tax, governmental fee, governmental assessment or governmental charge of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner including any interest, penalties or additions to Tax or additional amounts with respect to the foregoing whether disputed or not, and including any liability of another Person for any of the foregoing (A) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign Tax law), (B) as a transferee or successor, (C) or by pursuant to any contract or other arrangement.

                    "Tax Returns" means returns, declarations, reports, claims for refund, information returns or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of Taxes of any party or the administration of any laws, regulations or administrative requirements relating to any Taxes.

                    "Termination Date" means the date that is one hundred and eighty days after the Signing Date.

                    "Termination Fee" has the meaning set forth in Section 6.2(a).

                    "Third-Party Approvals" has the meaning set forth in Section 2.1(e).

                    "Threshold Defect" has the meaning set forth in Section 5.13.

                    "Transfer Taxes" has the meaning set forth in Section 5.8.

                    "Transition Services Agreement" has the meaning set forth in Section 2.1(g).

                    "Treasury Regulations" means the United States Treasury Regulations promulgated under the Code, and any reference to any particular Treasury Regulation section shall be interpreted to include any final or temporary revision of or successor to that section regardless of how numbered or classified.

                    "WARN Act" has the meaning set forth in Section 3.15(c).

ARTICLE IX
MISCELLANEOUS

          9.1          Amendment and Waiver. This Agreement may be amended, and any provision of this Agreement may be waived; provided that (i) any such amendment or waiver shall be binding upon Seller only if set forth in a writing executed by Seller and referring specifically to the provision alleged to have been amended or waived, and (ii) any such amendment or waiver shall be binding upon Purchaser if (a) set forth in a writing executed by Purchaser and referring specifically to the provision alleged to have been amended or waived or (b) as otherwise expressly provided in this Agreement, including, without limitation, by the passage of time and failure to deliver notice to Seller. No course of dealing between or among the Parties shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Party under or by reason of this Agreement and a waiver of any provision by any Party on one occasion shall not be deemed to be a waiver of the same or any other breach on a future occasion.

          9.2          Tax Matters.

          (a)          Allocation of Purchase Price. At or before Closing, Purchaser and Seller shall mutually prepare and agree upon an allocation of the Purchase Price and all other capitalized costs, including any Assumed Liabilities, to the extent properly taken into account under Section 1060 of the Internal Revenue Code ("Code") among the Purchased Assets in accordance with Code Section 1060 and the Treasury Regulations thereunder (and any similar provision of state or local law, as appropriate), which allocation shall be binding upon Purchaser and Seller. Each of Purchaser and Seller agrees to (i) be bound by such allocation and (ii) act in accordance with such allocation in the preparation, filing and audit of any Tax Return (including filing Form 8594 with its federal income Tax Return for the taxable year that includes the date of the Closing).

          (b)          Employment Tax Reporting. Seller and Purchaser agree to follow the Standard Procedure specified in Revenue Procedure 2004-53, 2004-34 I.R.B. 320, whereby, among other things, each will be responsible for the reporting duties with respect to its own payment of wages and compensation to the employees hired by Purchaser in connection with the operation or activities of the Purchased Assets.

          (c)          Non-assumption of Tax Liabilities. For avoidance of doubt, Purchaser is not assuming, and Seller shall remain obligated for, (i) any liabilities and/or obligations of any kind or nature relating to Taxes of Seller (including any related liabilities and/or obligations arising in connection with unclaimed property laws) and (ii) with respect to the Purchased Assets, any Tax liabilities and/or obligations accrued for, applicable to or arising from any period ending on or before the Closing Date (including, without limitation, any liabilities for property taxes, penalties and interest relating to any period or portion thereof ending on or before the Closing Date, regardless of whether such property taxes, penalties or interest are assessed or levied before or after the Closing Date).

For purposes of this Agreement, in the case of any Taxes that are imposed on a periodic basis and are payable for a taxable period that includes (but does not end on) the Closing Date, the portion of such Tax which relates to the portion of such taxable period ending on the Closing Date shall in the case of any Taxes other than Taxes based upon or related to income, receipts, capital or surplus, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period, and in the case of any Tax based upon or related to income, receipts, capital or surplus be deemed equal to the amount which would be payable if the relevant taxable period ended on the Closing Date.

Notwithstanding the foregoing sentence, property taxes payable pursuant to Leases shall be prorated between Seller and Purchaser in accordance with Section 1.4.

Purchaser is not assuming, and Seller shall remain obligated for any liabilities for property taxes relating to the period before the Closing Date and for penalties and interest relating to the period before and after the Closing Date (whether payable directly to the taxing authority or to any landlord under the Leases) as a result of, in connection with, relating or incidental to or by virtue of Seller's failure to give notice to the appropriate assessing office of any "transfer of ownership" as required by MCL 211.27a, including, without limitation, Seller's failure to give notice of a conveyance by lease with a "total duration" of more than thirty-five (35) years, or Seller's failure to give notice of a lease granting the tenant a "bargain purchase option," both as defined in MCL 211.27a. Seller's liabilities under the previous sentence shall include, without limitation, (i) any additional property taxes (attributable to the period of time before the Closing Date) that would have been levied if notice of the transfer of ownership had been properly given to the appropriate assessing office as required under MCL 211.27a, (ii) interest and penalties applicable to any additional property taxes (attributable to the period of time before and after the Closing Date) that would have been levied if notice of the transfer of ownership had been properly given to the appropriate assessing office as required under MCL 211.27a, from the date such taxes would have been originally levied through the date such taxes are paid, and (iii) any other penalties for failure to give notice of such transfer to the appropriate assessing office. Purchaser acknowledges that, notwithstanding any provision to the contrary herein, it shall be liable for any additional property taxes (but not any penalties or interest), attributable to any period of time after the Closing Date, that would have been or are levied if notice of the transfer of ownership had been properly given or is given to the appropriate assessing office.

          (d)          Treatment of Indemnification Payments. The Parties hereto agree, for Tax purposes only, to treat any payments made pursuant to Article VII of this Agreement as an adjustment to the Purchase Price.

          (e)          Cooperation on Tax Matters. The Parties shall cooperate fully, as and to the extent reasonably requested by any other party, in connection with the filing of Tax Returns, and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party's request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

          9.3          Notices.

          (a)          All notices, requests, consents and other communications hereunder shall be in writing shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by facsimile (with written confirmation of transmission) or (iii) one business day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a Party may have specified by notice given to the other party pursuant to this provision).

          (b)          If to Seller, then in duplicate, sent simultaneously, with originals to (i) G&R Felpausch Company, 127 S. Michigan, Hastings, Michigan 49058, Attn: Keith Tolger; with copies sent simultaneously to Michael R. Atkins, Miller, Canfield, Paddock and Stone, PLC, One Michigan Ave., Suite 900, Lansing Michigan 48933.

          (c)          If to Purchaser, then to Family Fare, LLC, c/o Spartan Stores, Inc., 850 - 76th Street, SW, Grand Rapids, Michigan 49518, Attn: Dave Staples, with copies sent simultaneously to Gordon R. Lewis, Warner Norcross & Judd LLP, 111 Lyon Street, NW, Suite 900, Grand Rapids, Michigan 49503-2487.

          9.4          Assignment.

          (a)          This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations of the Parties may be assigned or delegated by such Party without the prior written consent of the other Parties hereto.

          (b)          Notwithstanding anything to the contrary in this Agreement, Purchaser may assign in whole or in part its rights and obligations pursuant to this Agreement (including the right to purchase the Purchased Assets and the obligation to assume the Assumed Liabilities) to one or more of its Affiliates, and Purchaser may, in its sole discretion, direct Seller to convey the Purchased Assets, in whole or in part, to one or more of its Affiliates; provided, however, no assignment by Purchaser hereunder shall relieve Purchaser of its obligations to Seller under this Agreement.

          9.5          Severability. If any clause or provision of this Agreement is held to be illegal, invalid or unenforceable, or the application thereof to any person or circumstance shall to any extent be illegal, invalid or unenforceable, under present or future laws effective during the term of this Agreement or of any provisions hereof which survive the Closing, then and in any such event, it is the express intention of the parties hereto that the remainder of this Agreement, or the application of such clause or provision other than to those as to which it is held illegal, invalid or unenforceable, shall not be affected thereby, and each clause or provision of this Agreement and the application thereof shall be legal, valid and enforceable to the fullest extent permitted by law.

          9.6          Interpretation. The headings and captions used in this Agreement and the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Schedule or Exhibit attached hereto and not otherwise defined therein shall have the meaning set forth in this Agreement. The use of the word "including" herein shall mean "including without limitation." The Parties hereto intend that each representation, warranty and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such Party has not breached shall not detract from or mitigate the fact that such Party is in breach of the first representation, warranty or covenant.

          9.7          Entire Agreement. This Agreement and a certain Confidentiality Agreement entered into between the Parties and dated December 19, 2006 (the "Confidentiality Agreement"), contain the final and entire agreement between the Parties hereto and each shall not be bound by any terms, conditions, statements, warranties or representations, oral or written, not contained herein and therein. All understandings and agreements heretofore made between the Parties are merged in this Agreement, which, together with the Confidentiality Agreement, fully and completely expresses the agreement of the Parties and which may not be changed, modified or terminated except by a written instrument signed by the Parties. Except as expressly provided in this Agreement, no Party has made any representation or warranties to the other with respect to Purchased Assets or any other matter or transaction contemplated herein.

          9.8          Counterparts. This Agreement may be executed in any number of counterparts (including by means of faxed signature pages), each of which counterparts shall be deemed to be an original and all of which counterparts shall constitute the same Agreement, at such time as each Party shall have executed and delivered to the other at least one (1) copy of this Agreement.

          9.9          Governing Law. This Agreement shall be interpreted in accordance with the laws of the State of Michigan. Both parties to this Agreement having competent counsel of their own choosing and having been fully informed of, and completely and fully understanding, their respective legal rights, hereby waive their right to a jury trial in all legal proceedings between them.

          9.10          No Strict Construction. Purchaser and Seller agree and acknowledge that: (i) this Agreement has been freely negotiated by Purchaser and Seller; and (ii) in any event of any ambiguity, controversy, dispute, or disagreement over the interpretation, validity or enforceability of this Agreement or any of its covenants, terms or conditions, no inference, presumption or conclusion whatsoever shall be drawn against either Seller or Purchaser by virtue of both Seller and Purchaser having assisted in drafting or otherwise preparing this Agreement.

          9.11          Specific Performance. Each of the Parties acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 9.9 above), in addition to any other remedy to which they may be entitled, at law or in equity.

          9.12          No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties hereto and their permitted assigns and nothing herein expressed or implied, shall give or be construed to give any Person, other than the Parties hereto and such permitted assigns, any legal or equitable rights hereunder.

          9.13          Schedules. Nothing in any Schedule attached hereto shall be adequate to disclose an exception to a representation or warranty made in this Agreement unless such Schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be adequate to disclose an exception to a representation or warranty made in this Agreement, unless the representation or warranty has to do with the existence of the document or other item itself. No exceptions to any representations or warranties disclosed on one Schedule shall constitute an exception to any other representations or warranties made in this Agreement unless such exception is disclosed as provided herein on each such other applicable Schedule or the applicability of such disclosure is reasonably apparent on its face as an exception to such other representation or warranty. All Schedules attached hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

          9.14          Expenses. Unless otherwise stated in this Agreement, each Party shall bear its own costs and expenses incurred in connection with the negotiation and preparation of this Agreement and the consummation of the transaction contemplated hereby, including but not limited to, their respective lawyers, accountants, investment bankers and consultants.

          9.15          Indemnity Account. Immediately following the Closing, FC shall establish an account with an investment intermediary mutually agreeable to Purchaser and Seller ("Investment Intermediary") having a minimum value as of the day following the Closing Date of Three Million Dollars ($3,000,000) (the "Indemnity Account"). The Indemnity Account shall be subject to an Account Control Agreement (in the form of Exhibit I attached hereto) between Purchaser, FC and the Investment Intermediary which shall restrict the utilization of the funds in the Indemnity Account to payment of Seller's indemnification obligations under Section 7.2 for a period of eighteen (18) months from the Closing Date.

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                    IN WITNESS WHEREOF, the Parties hereto have caused this Asset Purchase Agreement to be duly executed as of the Signing Date.

G&R Felpausch Company		Family Fare, LLC

By:	/s/ Mark S. Feldpausch	By:	/s/ Craig C. Sturken
Name:	Mark S. Feldpausch	Name:	Craig C. Sturken
Its:	Chief Executive Officer	Its:	President

Felpausch Food Centers, LLC		Prevo's Family Markets, Inc.

By:	/s/ Mark S. Feldpausch	By:	/s/ Craig C. Sturken
Name:	Mark S. Feldpausch	Name:	Craig C. Sturken
Its:	Manager	Its:	President

Hastings Catalog Sales, Inc.		MSFC, LLC

By:	/s/ Mark S. Feldpausch	By:	/s/ Craig C. Sturken
Name:	Mark S. Feldpausch	Name:	Craig C. Sturken
Its:	Chief Executive Officer	Its:	President

Felpausch Kalamazoo, LLC		SPARTAN STORES FUEL, LLC

By:	/s/ Mark S. Feldpausch	By:	/s/ Craig C. Sturken
Name:	Mark S. Feldpausch	Name:	Craig C. Sturken
Its:	Manager	Its:	Vice President

	"SELLER"		"PURCHASER"

Schedules
Schedule 1.1(a)(iii) - Proprietary Rights Schedule
Schedule 1.1(a)(iv) - Assumed Contracts Schedule
Schedule 1.1(a)(v) - Vehicle Schedule
Schedule 1.1(a)(x) - Permits Schedule
Schedule 1.1(b) - Excluded Assets Schedule
Schedule 1.3(b) - Merchandise Value Schedule
Schedule 2.1(e) - Third-party Approvals Schedule
Schedule 2.1(f) - Government Approvals Schedule
Schedule 2.1(q) - Non-Competition Agreement Parties Schedule
Schedule 3.2 - Restrictions Schedule
Schedule 3.4 - Financial Statements GAAP Exceptions
Schedule 3.5 - Books and Records Schedule
Schedule 3.7 - Developments Schedule
Schedule 3.8(a) - Leased Real Property Schedule
Schedule 3.8(b) - Leased Exceptions Schedule
Schedule 3.8(c) - Subleased Real Property Schedule
Schedule 3.8(e) - Leasehold Improvements Schedule
Schedule 3.11 - Contracts Schedule
Schedule 3.13 - Litigation Schedule
Schedule 3.14 - Brokerage
Schedule 3.15 - Employee Disclosure Schedule
Schedule 3.16 - Employee Benefits Schedule
Schedule 3.17 - Compliance Schedule
Schedule 3.18 - Environmental Schedule
Schedule 5.1 - Conduct of Business Schedule
Schedule 5.14 - Use of Seller Trademark Schedule
Schedule 5.21 - Felpausch-Kelly Contracts Schedule
Schedule 5.26 - Required Shareholders (Voting Agreements) Schedule

Exhibits
Exhibit A	Process and Procedures (Taking Inventory)
Exhibit B-1	Assignment and Assumption Agreement (Lease)
Exhibit B-2	Assignment and Assumption Agreement (Sublease)
Exhibit B-3	Assumption Agreement (General)
Exhibit C	Transition Services Agreement
Exhibit D	Estoppel Certificate (Landlord/Seller)
Exhibit E	Estoppel Certificate (Subtenant)
Exhibit F	Opinion of Counsel
Exhibit G	Non-Competition Agreement
Exhibit H	Shareholder Voting Agreement
Exhibit I	Account Control Agreement